                                                                  Rule 424(b)(1)
                                            Registration Statement No. 333-31255

                               5,000,000 Shares

                        [LOGO OF CENTRAL GARDEN & PET]
                                 Common Stock

                                 ------------

  Of the 5,000,000 shares of Common Stock offered hereby, 4,790,000 shares are being offered by Central Garden & Pet Company (the "Company") and 210,000 shares are being offered by certain stockholders of the Company (the "Selling Stockholders"). The Company will not receive any proceeds from the sale of shares by the Selling Stockholders. See "Selling Stockholders." The Company's Common Stock is traded on the Nasdaq National Market under the symbol "CENT." On July 28, 1997, the last reported sale price of the Common Stock as reported on the Nasdaq National Market was $24.25 per share. See "Price Range of Common Stock."

  The Common Stock has one vote per share, whereas the Company's Class B Stock has the lesser of ten votes per share or 49% of the total votes cast. After giving effect to the offering (the "Offering"), the holders of the Class B Stock will have 47.4% of the combined voting power for the election of directors and all other matters subject to stockholder vote. See "Description of Capital Stock."

                                 ------------

   THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. SEE "RISK
                         FACTORS" BEGINNING ON PAGE 7.

                                 ------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE  COMMISSION  OR  ANY  STATE SECURITIES  COMMISSION  NOR  HAS  THE
   SECURITIES  AND EXCHANGE COMMISSION  OR ANY STATE SECURITIES  COMMISSION
     PASSED  UPON  THE  ACCURACY  OR  ADEQUACY  OF  THIS  PROSPECTUS.  ANY
      REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                       PRICE       UNDERWRITING     PROCEEDS     PROCEEDS TO
                                         TO       DISCOUNTS AND        TO          SELLING
                                       PUBLIC     COMMISSIONS(1)   COMPANY(2)    STOCKHOLDERS
---------------------------------------------------------------------------------------------
Per Share.......................       $24.25         $1.22          $23.03         $23.03
---------------------------------------------------------------------------------------------
Total(3)........................    $121,250,000    $6,100,000    $110,313,700    $4,836,300
---------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------
(1) See "Underwriting" for information relating to indemnification of the Underwriters.

(2) Before deducting expenses of the Offering payable by the Company, estimated at $400,000.

(3) The Company has granted the Underwriters a 30-day option to purchase up to 750,000 additional shares of Common Stock solely to cover over-allotments, if any. To the extent that the option is exercised, the Underwriters will offer the additional shares at the Price to Public shown above. If the option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to Company will be $139,437,500, $7,015,000 and $127,586,200, respectively. See "Underwriting."

                                 ------------

  The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if delivered to and accepted by them, and subject to the right of the Underwriters to reject any order in whole or in part. It is expected that delivery of the shares of Common Stock will be made at the offices of Alex. Brown & Sons Incorporated, Baltimore, Maryland, on or about August 1, 1997.

Alex. Brown & Sons
    INCORPORATED
                Hambrecht & Quist
                           Merrill Lynch & Co.
                                           Wasserstein Perella Securities, Inc.

                                 ------------
                 THE DATE OF THIS PROSPECTUS IS JULY 29, 1997

                       [LOGO OF CENTRAL GARDEN & PET AND
       MAP OF CONTINENTAL UNITED STATES DEPICTING OPERATING LOCATIONS OF
                   CENTRAL GARDEN & PET AND ITS AFFILIATES]


                                ----------------

  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK OF THE COMPANY, INCLUDING STABILIZING BIDS, SYNDICATE COVERING TRANSACTIONS AND THE IMPOSITION OF PENALTY BIDS. FOR A DISCUSSION OF THESE ACTIVITIES, SEE "UNDERWRITING."

  IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH THE RULE 103 OF REGULATION M. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and the Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus. Unless otherwise indicated, all information in this Prospectus assumes that the Underwriters' over-allotment option is not exercised. Prospective investors should carefully consider the matters set forth under the caption "Risk Factors." As used in this Prospectus, "fiscal 1995" refers to the nine month period ended September 30, 1995, "fiscal 1996" refers to the fiscal year ending September 28, 1996 and "fiscal 1997" refers to the fiscal year ending September 27, 1997.

                                  THE COMPANY

  Central Garden & Pet Company is the leading national distributor of lawn and garden and pet supply products as well as a major distributor of pool supplies. The Company also offers a broadening array of proprietary branded lawn and garden and pet supply products, including FourPaws(R), Zodiac(R) and Grant's(R). As a result of both acquisitions and internal expansion, the Company has grown rapidly from sales of approximately $25 million in 1987 to approximately $620 million in fiscal 1996 and increased the number of Company distribution and manufacturing centers from one in 1987 to 48 currently. Since 1988, the Company has completed 26 acquisitions, including four acquisitions, to date, in 1997, making it the leader in the consolidation of distribution channels for the lawn and garden and pet supplies industries. In fiscal 1996, lawn and garden products accounted for approximately 76% of the Company's net sales, pet supplies accounted for approximately 19% and pool supplies accounted for approximately 5%. According to industry sources, lawn and garden retail sales exceeded $20 billion in 1996.

  With 48 distribution and manufacturing centers servicing most regions of the United States, the Company offers major retailers the opportunity to satisfy their distribution requirements through a single source of supply. Similarly, the Company provides manufacturers access to major retailers on a national basis through one primary distributor. By focusing on the emergence of high-volume retailers and their needs, the Company has become the principal provider of lawn and garden products to a variety of major retailers including Wal*Mart, Home Depot, Target and Costco as well as to numerous other retailers.

  The Company's business strategy is to capitalize on its national presence, comprehensive product selection, menu of value-added services and efficient operations. Utilizing these capabilities, the Company strives to develop and enhance servicing relationships with both large national and regional retailers as well as manufacturers. Customers may select a customized array of services from a broad menu of the Company's value-added services, which are designed to increase the sales and profitability of both retailers and manufacturers. The Company's services extend beyond the scope of traditional distribution functions of order taking, shipping and billing, and include merchandising, training and developing sales programs. The Company believes that its focus, experience and leading industry position enable it to provide these services efficiently, particularly in product categories which have a high number of SKUs and require continuous inventory management and merchandising.

  The Company distributes a wide selection of products consisting of approximately 45,000 SKUs from approximately 1,000 manufacturers. The Company generally focuses on providing those brand name products that are suited to distribution due to their seasonality, variable sales movements, complexity to consumers and retailers and handling and transportation difficulties, and which therefore generally require value-added services. Selected brand name lawn and garden products sold by the Company include Ortho, Round-Up, Miracle-Gro and HTH. In addition, the Company focuses on serving specialty pet supply retailers which sell a wide variety of pet supplies.

  The Company also has expanded its offerings of proprietary branded products by acquiring complementary branded product lines or companies. The Company seeks to acquire branded products which it believes would benefit from access to the Company's distribution system and expertise. The Company believes its proprietary branded products typically have higher margins than the other products it currently distributes.

  The Company entered into an agreement effective October 1, 1995 with The Solaris Group, a strategic business unit of Monsanto ("Solaris"), the manufacturer of Ortho, Round-Up and Green Sweep lawn and garden products, to become the master agent and master distributor for Solaris products nationwide. This agreement has led to an increase in the Company's sales of Solaris products, which had been adversely impacted by Solaris' increased direct sales to retailers in recent years. Under the agreement, which has an initial four-year term, the Company provides a wide range of value-added services in connection with sales of Solaris products, including logistics, order processing and fulfillment, inventory distribution and merchandising.

  The Company has developed a multi-faceted growth strategy designed to increase its position as the leading distributor of lawn and garden products and to continue to consolidate the fragmented pet supply industry. The Company intends to further expand in these markets by (i) continuing to make strategic acquisitions, (ii) obtaining new customers and increasing sales to existing customers, (iii) adding new product lines or expanding existing product lines that are currently distributed by the Company and (iv) expanding its offerings of proprietary branded products that are complementary to the products it currently distributes.

                              RECENT DEVELOPMENTS

  As part of its growth strategy to make strategic acquisitions of lawn and garden product and pet supplies distributors and expand its offerings of proprietary branded products, the Company has made the following acquisitions in 1997:

 Proprietary Branded Products

  . On May 23, 1997, the Company acquired the United States and Canada flea and tick protection business of Sandoz Agro, Inc. ("Sandoz") (the "Sandoz Flea and Tick Acquisition"). The acquisition includes all methoprene-based products produced by Sandoz for use in the United States and Canada, including on-animal sprays, shampoos and powders, collars, indoor foggers, aerosols, concentrates and pump-sprays, and certain other specialty products. The acquisition includes ownership in the United States and Canada of the Zodiac(R) and Vet-Kem(R) trademarks as well as those for Ovitrol(R), Siphotrol(R), Fleatrol(TM), vIGRen(R), Petcor(R), Precor(R) and Natural Signature(R).

  . On January 20, 1997, the Company acquired Four Paws Products, Ltd., Inc. ("Four Paws"), a manufacturer of branded pet supply products. Four Paws is one of the largest manufacturers of dog, cat, reptile and small animal products in the United States, under brand names which include Magic Coat(R) and Four Paws(R). Four Paws products are distributed throughout the United States, Canada, Europe and Asia.

 Lawn and Garden Product Distribution

  . On May 5, 1997, the Company acquired Ezell Nursery Supply, Inc. ("Ezell"), a distributor of lawn and garden, barbecue and patio products based in Southern California.

  . On March 4, 1997, the Company acquired an equity interest in Commerce LLC, the leading East coast distributor of lawn and garden products, with a five year option to purchase the entire company.

 Pet Supplies Distribution

  . On February 21, 1997, the Company acquired the pet supply business of Country Pet Supply, a distributor of pet supply and pet food products in the Southeastern United States.

  In addition, on February 12, 1997, the Company entered into an agreement relating to joint development, marketing and distribution with Hoechst Roussel Vet ("HR Vet"). The agreement provides HR Vet with exclusive United States and Canada sales and marketing rights for the Vet-Kem line of methoprene-based flea and tick products sold directly and exclusively through veterinarians, and acquired by the Company in the Sandoz Flea and Tick Acquisition. In addition, the Company received consumer marketing rights to certain HR Vet products.

  On July 19, 1997, the Company's Longmont, Colorado fertilizer production facility was damaged by fire. The Longmont facility, which was purchased by the Company in October 1996 at a cost of $600,000, is one of the Company's smallest facilities. The Company believes that any losses resulting from the fire will be covered by insurance, subject to a deductible of $5,000, and that the fire will not have any adverse effect on the Company's earnings.

                                  THE OFFERING

Common Stock offered by the Company.....   4,790,000 shares
Common Stock offered by the Selling          210,000 shares
Stockholders............................

Shares to be outstanding after the
Offering:
  Common Stock..........................  18,333,182 shares(1)
  Class B Stock.........................   1,663,167 shares
    Total...............................  19,996,349 shares(1)
Use of Proceeds.........................  Repayment of certain indebtedness and to finance future acquisitions.
Nasdaq National Market symbol...........  CENT

--------
(1) Based upon 13,333,182 shares of Common Stock and 1,863,167 shares of Class B Stock outstanding as of June 30, 1997. Excludes 1,458,560 shares of Common Stock issuable upon exercise of stock options outstanding as of June 28, 1997. Also excludes 1,672,733 shares of Common Stock reserved for future issuance under the Company's 1993 Omnibus Equity Incentive Plan, Employee Stock Purchase Plan, Nonemployee Director Stock Option Plan and registration statements on Form S-4 for future acquisitions. Also excludes 4,107,143 shares of Common Stock issuable upon the conversion of the Company's 6% Convertible Subordinated Notes due 2003 and 100,000 shares of Common Stock issuable upon the conversion of 100 shares of Series A Preferred Stock. See "Business--The Solaris Agreement."

         SUMMARY CONSOLIDATED FINANCIAL INFORMATION AND OPERATING DATA

                                                                  NINE MONTH
                                                                    PERIOD      FISCAL YEAR
                                   FISCAL YEAR ENDED(1)            ENDED(1)      ENDED(1)     SIX MONTHS ENDED
                          -------------------------------------- ------------- ------------- -------------------
                          DECEMBER 27, DECEMBER 26, DECEMBER 25, SEPTEMBER 30, SEPTEMBER 28, MARCH 30, MARCH 29,
                              1992         1993       1994(2)       1995(2)        1996        1996      1997
                          ------------ ------------ ------------ ------------- ------------- --------- ---------
                                           (IN THOUSANDS, EXCEPT PER SHARE AND OPERATING DATA)
INCOME STATEMENT DATA:
Net sales...............    $321,707     $334,682     $421,427     $373,734      $619,622    $260,132  $336,485
Gross profit............      50,657       55,936       67,331       56,902        84,433      33,126    51,170
Income from operations..       8,708       11,234        8,842        8,827        17,488       3,204     8,326
Net income .............       2,133        3,994        1,405        1,079         8,448         428     3,231
Net income per common
 and common equivalent
 share(3)(4)
 Primary................                 $   0.83     $   0.24     $   0.18      $   0.72    $   0.04  $   0.21
 Fully diluted..........                                               0.18          0.71        0.04      0.21(5)
Weighted average shares
 outstanding(3)(4)
 Primary................                    4,789        5,947        5,943        11,702      10,381    15,200
 Fully diluted..........                                              6,050        11,904      10,441    15,284(5)
OPERATING DATA:
Distribution and
 manufacturing centers
 at period end..........          25           30           39           38            41          37        46

                                                        MARCH 29, 1997
                                                  --------------------------
                                                   ACTUAL     AS ADJUSTED(6)
                                                  --------    --------------
                                                      (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital.................................. $159,527       $269,441
Total assets.....................................  523,756        632,610
Short-term borrowings............................    1,060            --
Long-term borrowings.............................  117,025(5)     117,025
Shareholders' equity.............................  143,425        253,339

--------
(1) In 1992, the Company adopted a 52/53 week fiscal year ending on the last Sunday in December. In 1995, the Company changed its fiscal year end to the last Saturday in September. Accordingly, the fiscal year ended September 30, 1995 was a nine month period.
(2) Results for 1994 and 1995 reflect the effect of increased direct sales by the Company's major supplier (Solaris) and other factors. The Company entered into an agreement effective October 1, 1995 with Solaris to become the master agent and master distributor for Solaris products nationwide. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."
(3) During 1992, the Company was reorganized (see Note 2 of Notes to the Consolidated Financial Statements). As a result, net income per common and common equivalent share and weighted average shares outstanding are not presented for fiscal year 1992 because such information would not be comparable with the post-reorganization periods.
(4) In November 1995, the Company sold 5,750,000 shares of its Common Stock at a public offering price of $6.75 per share. Net proceeds were used to reduce borrowings under the Company's principal line of credit. In July 1996, the Company sold 2,752,500 shares of its Common Stock at a public offering price of $18.00. Net proceeds were used, in part, to repay the $33 million borrowed in connection with the Kenlin Pet Supply, Inc. ("Kenlin") acquisition.
(5) In November 1996, the Company issued $115,000,000 of 6% Convertible Subordinated Notes due 2003. Net income per common and common equivalent share, fully diluted and weighted average shares outstanding, fully diluted for the six months ended March 29, 1997 do not reflect the assumed conversion of the 6% Convertible Subordinated Notes as the impact was antidilutive for the period.
(6) Adjusted to reflect the sale of the 4,790,000 shares of Common Stock offered by the Company hereby and the application of the estimated net proceeds therefrom as described in "Use of Proceeds."

                                 RISK FACTORS

  In addition to the other information in this Prospectus, the following factors should be considered carefully in evaluating an investment in the shares of Common Stock offered by this Prospectus. The statements contained in or incorporated into this Prospectus which are not historical facts are forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those set forth in or implied by forward-looking statements. Factors that could cause or contribute to such differences include those discussed below, as well as those discussed elsewhere in this Prospectus.

  When used in this Prospectus, the words "may," "will," "expect," "anticipate," "continue," "estimate," "project," "intend" and similar expressions are intended to identify forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934 (the "Exchange Act") regarding events, conditions and financial trends that may affect the Company's future plans of operations, business strategy, results of operations and financial position. Prospective investors are cautioned that any forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties and that actual results may differ materially from those included within the forward-looking statements as a result of various factors. Factors that could cause or contribute to such differences include, but are not limited to, those described below, under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this Prospectus.

  Supplier Concentration; Dependence on Solaris. While the Company purchases products from over 1,000 different manufacturers and suppliers, the Company believes that over 59% of the Company's net sales in fiscal 1996 were derived from products purchased from the Company's five largest suppliers. The Company believes that approximately 29% of the Company's net sales during fiscal 1995 and 44% of the Company's net sales during fiscal 1996 were derived from sales of products purchased from Solaris, the Company's largest supplier. Starting in 1991, Solaris' predecessors began to sell directly to retailers. These direct sales programs were expanded in 1994 and had a material adverse effect on the Company's results of operations during 1994 and fiscal 1995. Because of the dependence of the Company on sales of Solaris products, future changes implemented by Solaris to its marketing and sales programs or any overall decrease in the sales of Solaris products could have a material adverse effect on the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  The Company entered into a four-year agreement with Solaris (the "Solaris Agreement") effective October 1, 1995 which the Company believes has added stability to its relationship with Solaris. As a result of the Solaris Agreement, the Company's sales of Solaris products during fiscal 1996 have increased substantially compared with fiscal 1995 and the Company's dependence on Solaris is even greater than before the Solaris Agreement. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview." The loss of, or a significant adverse change in, the relationship between the Company and Solaris or any other key manufacturer or supplier could have a material adverse impact on the Company's business and financial results. In addition, during the peak selling season, there may be unanticipated shortages of certain high demand products. Although historically the Company has purchased enough inventory of such products or their substitutes to satisfy retailer demand, the unanticipated failure of any manufacturer or supplier to meet the Company's requirements or the Company's inability to obtain substitutes could have a material adverse effect on the Company. Although the Company has entered into long-term agreements with certain suppliers, including Solaris, in many cases the Company operates without written agreements with its suppliers. Accordingly, although the Company believes it has good relationships with its suppliers, there is a risk that one or more of its suppliers may at any time terminate its supply relationship with the Company.

  The Solaris Agreement. The Company believes that a significant portion of its net sales and operating income since October 1995 has been attributable to its relationship with Solaris. Under the Solaris Agreement, Solaris is obligated to reimburse the Company for costs incurred in connection with services provided by the Company to Solaris' direct sale accounts. In addition, the Company receives payments based on the level of sales of Solaris products to these accounts, and these payments are subject to increase based on the growth of sales of Solaris products. The Company also shares with Solaris in the economic benefits of certain cost reductions, to the extent achieved. It is possible that disagreements could arise between Solaris and the Company as to measurement of the costs incurred in servicing Solaris' direct sales accounts. The cost reimbursement arrangement is based on certain estimates which are subject to reconciliation at the end of each fiscal year. As a result, the Solaris Agreement could contribute to variability in the Company's operating results. The relationship with Solaris embodied in the Solaris Agreement does not assure that the Company will be profitable overall.

  As a result of the Solaris Agreement, a majority of the Company's sales of Solaris products are currently derived from servicing direct sales accounts, whereas in 1994 and fiscal 1995, a majority of the Company's sales of Solaris products were made by the Company as a traditional distributor. The Company acts as the master agent on direct sales of Solaris products to certain major retailers and the master distributor in connection with sales of Solaris products to other distributors and retailers. Solaris negotiates its sales prices directly with its direct sales accounts. The Solaris Agreement contains provisions which, without the consent of Solaris, could limit the Company's ability to distribute certain lawn and garden products manufactured by suppliers other than Solaris. These provisions could result in lower sales of non-Solaris products, which could have an adverse effect on the Company's business. The Solaris Agreement does not expire until September 30, 1999. However, Solaris has the right to terminate the agreement prior to its expiration in the event of a material breach of the agreement by the Company, including the Company's failure to satisfy certain performance criteria, or, under certain other circumstances, including a sale of Solaris. Any such early termination would have a material adverse effect on the Company. See "Business--The Solaris Agreement."

  Customer Concentration; Dependence on Wal*Mart and Home Depot. Approximately 52% and 50% of the Company's net sales for fiscal 1995 and fiscal 1996, respectively, were derived from sales to the Company's top ten customers. The Company's largest customer is Wal*Mart, which accounted for approximately 22% and 23% of the Company's net sales for fiscal 1995 and fiscal 1996, respectively. The Company's second largest customer is Home Depot, which accounted for approximately 10% and 11% of the Company's net sales for fiscal 1995 and fiscal 1996, respectively. The loss of, or significant adverse change in, the relationship between the Company and Wal*Mart or Home Depot could have a material adverse effect on the Company's business and financial results. The loss of or reduction in orders from any significant customer, losses arising from customer disputes regarding shipments, fees, merchandise condition or related matters, or the Company's inability to collect accounts receivable from any major customer could have a material adverse impact on the Company's business and financial results. In particular, the Company reserved for and subsequently wrote off an account receivable of approximately $500,000 from Ernst Home Centers which filed for bankruptcy in July 1996. On July 21, 1997, Payless Cashways, a customer of the Company, filed for bankruptcy. The Company had an outstanding account receivable balance of approximately $175,000 for which the Company had established adequate reserves.

  Direct Sales. Manufacturers and suppliers of lawn and garden products and pet supplies have sold, and may intensify their efforts to sell, their products directly to retailers, including major customers of the Company. Prior to the acquisition of Ortho by Monsanto, both Ortho (in late 1991) and Monsanto (in 1993) had initiated direct sale programs. Solaris expanded these direct sales programs in 1994. Most of the Company's major customers, including its top ten customers, purchase certain products--typically high volume items ordered in large quantities--directly from manufacturers or suppliers. The Company believes that most major manufacturers and suppliers that utilize distributors continually evaluate the effectiveness of their distribution programs as well as the performance of individual distributors, and accordingly, there can be no assurance that major manufacturers and suppliers of the products distributed by the Company will not modify their distribution programs in ways that could adversely affect the Company. In addition to direct sales from manufacturers and suppliers to retailers, certain retailers have, and may intensify their efforts to have, products shipped by the Company to their internal distribution centers rather than directly to stores. Such direct shipments generally yield lower gross margins to the Company than shipments to retailers' stores, but the Company believes that its associated operating costs are typically lower with such direct shipments. If these programs become more common or if other methods of distribution of lawn and garden products and pet supplies become more widely accepted, the Company's business and financial results could be materially adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business--Retailers," "--Manufacturers and Suppliers " and "-- Competition."

  Weather and Seasonality. Because demand for lawn and garden products is significantly influenced by weather, particularly weekend weather during the peak gardening season, the Company's results of operations could be adversely affected by certain weather patterns such as unseasonably cool or warm temperatures, water shortages or floods. During the first six months of the calendar year in both 1993 and 1995, and the first three months of the calendar year in 1996, the Company's results of operations were negatively affected by severe weather conditions in many parts of the country. Additionally, the Company's business is highly seasonal, with approximately 66% of the Company's sales in fiscal 1996 occurring during the second and third quarters of the fiscal year. Historically, substantially all of the Company's operating income is generated in this period, while operating losses are generally incurred during the rest of the year. The Company seeks to mitigate the effects of seasonality through various promotional efforts and incentives during the first and fourth quarters of the fiscal year and the sale of less seasonal products such as pet supplies. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Seasonality and Quarterly Fluctuations."

  Low Margins; Competition. The distribution industry in which the Company operates is characterized by relatively low profit margins. As a result, the Company's success is highly dependent upon increasing revenues and profits through internal expansion and acquisitions, effective cost and management controls and differentiating its services from those of its competitors. The wholesale lawn and garden and pet supplies distribution businesses are highly competitive, with many companies competing principally on the basis of price and service. In addition to competition from other distributors, the Company also competes with manufacturers and suppliers that elect to distribute certain of their products directly to retailers, including major customers of the Company, and private label product suppliers. See "--Direct Sales." There can be no assurance that the Company will not encounter increased competition in the future or will not lose business from major manufacturers that elect to sell their products directly to retailers, either of which could adversely affect the Company's operations and financial results.

  Expansion; Acquisitions. As part of its growth strategy, the Company aggressively pursues the acquisition of other companies, assets and product lines that either complement or expand its existing business. See "Business-- Growth Strategy." Acquisitions involve a number of special risks, including the diversion of management's attention to the assimilation of the operations and personnel of the acquired companies, adverse short-term effects on the Company's operating results, integration of financial reporting systems and the amortization of acquired intangible assets. The Company completed seven acquisitions in 1993, four acquisitions in 1994, one acquisition in 1995, two acquisitions in 1996, including the acquisition of Kenlin, the largest distributor of pet supply products in the eastern United States, and to date, four acquisitions in 1997, including Four Paws, Country Pet Supply, Ezell and the Sandoz Flea and Tick Acquisition. There can be no assurance that the Company can successfully integrate Kenlin, Four Paws, Country Pet Supply, Ezell and the Sandoz Flea and Tick Acquisition or that the businesses of Kenlin, Four Paws, Country Pet Supply, Ezell and the Sandoz Flea and Tick Acquisition will enhance the Company's business. The Company has also had preliminary acquisition discussions with, or has evaluated the potential acquisition of, numerous other companies over the last several years. The Company is unable to predict the likelihood of a material acquisition being completed in the future. If the Company proceeds with a large acquisition for cash, the Company may be able to use the increased borrowing capacity resulting from this Offering to consummate such transaction. See "Use of Proceeds." The Company may also seek to finance any such acquisition through additional debt or equity financings.

  The Company anticipates that one or more potential acquisition opportunities, including those that would be material, may become available in the near future. If and when appropriate acquisition opportunities become available, the Company intends to pursue them actively. No assurance can be given that any acquisition by the Company will or will not occur, that if an acquisition does occur that it will not materially and adversely affect the Company or that any such acquisition will be successful in enhancing the Company's business. The Company's future results of operations will also depend in part on its ability to successfully expand internally by increasing the number of distribution centers and new product lines, and to manage any future growth. No assurance can be given that the Company will be able to open or operate new distribution centers, obtain or integrate additional product lines or manage any future growth successfully. See "Use of Proceeds" and "Business--Growth Strategy."

  Branded Products Strategy. The Company intends to continue to seek to acquire manufacturers of consumer products, such as Four Paws and the flea and tick protection business of Sandoz, in pursuit of its branded products strategy. Since the Company's management has limited experience in acquiring or managing consumer products manufacturers, such acquisitions are likely to subject the Company to additional risks and there can be no assurance that any such acquisition will be successful in enhancing the Company's business. In addition, there can be no assurance that the Company's branded products strategy will not have a material adverse effect on the Company's relationship with its suppliers or customers who may have competing products.

  Dependence on Key Personnel. The Company's future performance is substantially dependent upon the continued services of William E. Brown, its Chairman and Chief Executive Officer, and Glenn W. Novotny, its President and Chief Operating Officer. See "Management." The loss of the services of either of such persons could have a material adverse effect upon the Company. In addition, the Company's future performance depends on its ability to attract and retain skilled employees. There can be no assurance that the Company will be able to retain its existing personnel or attract additional qualified employees in the future.

  Management Information Systems. The Company is presently upgrading and installing one uniform, integrated management information system across the United States at an estimated cost to complete of $1 million. The Company has completed the installation of the new system for the Southwest, Midwest and Southeast regions and expects to convert the remaining regions within the next eight months. No assurances can be given that such transition and system enhancement can be accomplished in a timely and cost-effective manner without disrupting the Company's operations. In addition, there can be no assurance that the Company's current system or planned upgrade will be sufficient or effective or that further investments in management information systems will not be necessary. See "Business--Management Information Systems."

  Variability of Quarterly Results; Volatility of Stock Price. The Company expects to continue to experience variability in its net sales and net income on a quarterly basis. Factors that may contribute to this variability include:
(i) weather conditions and seasonality during peak gardening seasons as described in "--Weather and Seasonality;" (ii) shifts in demand for lawn and garden products; (iii) changes in product mix, service levels and pricing by the Company and its competitors; (iv) the cost reimbursement and payment provisions of the Solaris Agreement; (v) the effect of acquisitions and (vi) economic stability of retail customers. In addition, because the Company operates on relatively low margins, the Company's operating results in any quarterly period could be affected significantly by slight variations in revenues or operating costs. For the same reason, the Company's quarterly results also may be vulnerable to problems in areas such as collectibility of accounts receivable, inventory control and competitive price pressures. The market price of the Common Stock could be subject to significant fluctuations in response to these variations in quarterly operating results and other factors. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Seasonality and Quarterly Fluctuations."

  Control of the Company; Disparate Voting Rights. After the Offering and assuming the Underwriters' over-allotment option is not exercised, William E. Brown, Chairman of the Board and Chief Executive Officer of the Company will control approximately 45.8% of the voting power of the capital stock of the Company and, therefore, will effectively control the Company, including the power to elect all of the directors of the Company. Holders of Class B Stock are entitled to the lesser of ten votes per share or 49% of the total votes cast. Holders of Common Stock are entitled to one vote for each share owned. Holders of Class B Stock are likely to be able to elect all of the Company's directors, control the management and policies of the Company and determine the outcome of any matter submitted to a vote of the Company's stockholders except to the extent that a class vote of the Common Stock is required by applicable law. The disproportionate voting rights of the Common Stock and Class B Stock could have an adverse effect on the market price of the Common Stock. Such disproportionate voting rights may make the Company a less attractive target for a takeover than it otherwise might be, or render more difficult or discourage a merger proposal, a tender offer or a proxy contest, even if such actions were favored by stockholders of the Company other than the holders of the Class B Stock. Accordingly, such disproportionate voting rights may deprive holders of Common Stock of an opportunity to sell their shares at a premium over prevailing market prices, since takeover bids frequently involve purchases of stock directly from stockholders at such a premium price. See "Selling Stockholders" and "Description of Capital Stock."

  Environmental Considerations. The Company's subsidiary, Grant Laboratories, Inc., which manufactures ant control products, and many of the products distributed by the Company are subject to regulation by federal, state and local authorities. In addition, in connection with the Sandoz Flea and Tick Acquisition, the Company acquired a production facility in Texas which manufactures, among other things, products based upon the active ingredient methoprene, and is subject to regulation by federal, state and local authorities. Such regulations are often complex and are subject to change. Environmental regulations may affect the Company by restricting the manufacturing, transportation or use of its products or by regulating their disposal. Regulatory or legislative changes may cause future increases in the Company's operating costs or otherwise affect operations. Although the Company believes it is and has been in substantial compliance with such regulations, there is no assurance in the future that the Company may not be adversely affected by such regulations or incur increased operating costs in complying with such regulations. However, neither the compliance with regulatory requirements nor the Company's environmental procedures can ensure that the Company will not be subject to claims for personal injury, property damages or governmental enforcement. See "Business--Environmental Considerations."

  Product Liability; Insurance. The Company's business exposes it to potential product liability risks which are inherent in the manufacture and distribution of certain of its products. Although the Company generally seeks to insure against such risks, there can be no assurance that such coverage is adequate or that the Company will be able to maintain such insurance on acceptable terms. A successful product liability claim in excess of the Company's insurance coverage could have a material adverse effect on the Company and could prevent the Company from obtaining adequate product liability insurance in the future on commercially reasonable terms.

  General Economic Conditions. The sale of lawn and garden products and pet and pool supplies historically have been subject to fluctuation, with purchases of these products tending to decline during periods of recession in the general economy or uncertainty regarding future economic prospects that affect consumer spending habits, particularly on discretionary items. These economic cycles and any related fluctuation in consumer demand could have a material adverse effect on the Company's results of operations and financial condition. In addition, various retailers, including some of the Company's customers, have experienced financial difficulties during the past several years, thereby increasing the risk that such retailers may not pay for the Company's products in a timely manner, if at all.

  Shares Eligible for Future Sale. Sales of substantial amounts of shares of Common Stock in the public market following the Offering could have an adverse impact on the market price of the Common Stock. After the closing of the Offering, 18,156,313 shares of Common Stock, including the 5,000,000 shares offered hereby, the 2,530,000 shares of Common Stock that were sold by the Company in the initial public offering, the 5,750,000 shares of Common Stock sold by the Company in the public offering in November 1995 and the 2,752,500 shares of Common Stock sold by the Company in the public offering in July 1996, and 11,260 shares of Common Stock issuable upon conversion of Class B Stock, will be freely tradeable without restriction under the Securities Act, except for any shares purchased by affiliates of the Company, which will be subject to certain resale limitations of Rule 144 promulgated under the Securities Act. The remaining 176,869 shares of Common Stock and 1,651,907 shares of Class B Stock, which are held by the Company's directors and executive officers are subject to lock-up agreements with the Underwriters. The directors and executive officers of the Company who hold such shares have agreed not to sell or otherwise dispose of any shares for 90 days after the date of this Prospectus without the prior written consent of Alex. Brown & Sons Incorporated. After the expiration of the 90 day lock-up period, these shares may be sold in accordance with Rule 144. In addition, 193,104 shares and 400,126 shares of Common Stock issued in connection with prior acquisitions, which are freely tradeable under the Securities Act, are subject to acquisition related lockup agreements until April 1998 and January 1999, respectively. The Company has filed registration statements under the Securities Act covering 1,500,000 shares of Common Stock on Form S-4 for use in potential acquisitions. As of June 30, 1997, there are 856,952 shares of Common Stock available for future issuances. The Company has also filed registration statements under the Securities Act covering 2,000,000 shares of Common Stock reserved for issuance under the 1993 Omnibus Equity Incentive Plan, 100,000 shares of Common Stock reserved for issuance under the Nonemployee Director Stock Option Plan, and 400,000 shares of Common Stock under the Employee Stock Purchase Plan. As of June 30, 1997, there were options outstanding to purchase 1,435,850 shares and 22,760 shares of Common Stock under the 1993 Omnibus Equity Plan and the Nonemployee Director Stock Option Plan, respectively, and 400,000 shares available for issuance pursuant to the Employee Stock Purchase Plan. See "Shares Eligible for Future Sale."

                                  THE COMPANY

  The Company was incorporated in Delaware in June 1992 and is the successor to Central Garden Supply, a California corporation which was acquired in 1980 by William E. Brown, the Company's Chairman and Chief Executive Officer. Unless the context otherwise requires, references in this Prospectus to the Company include Central Garden & Pet Company and its subsidiaries and predecessor companies. The Company's executive offices are located at 3697 Mt. Diablo Boulevard, Lafayette, California 94549, and its telephone number is
(510) 283-4573. This Prospectus refers to various trademarks owned by companies other than the Company.

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the 4,790,000 shares of Common Stock offered hereby are estimated to be approximately $109.9 million ($127.2 million if the Underwriters' over-allotment option is exercised in full), after deducting underwriting discounts and commissions and estimated offering expenses. The Company intends to utilize a portion of such net proceeds to repay all of the outstanding borrowings under its principal line of credit. As of June 28, 1997, the amount of the borrowings outstanding under the Company's principal line of credit (which currently bears interest at the prime rate plus 3/4% per annum) was approximately $28.0 million. The increase in available borrowing capacity will provide the Company with a source of funds for working capital and possible acquisitions of complementary businesses. As part of its growth strategy, the Company aggressively pursues the acquisition of other companies, assets and product lines that either complement or expand its existing business, and it anticipates it will continue to evaluate and pursue potential acquisition candidates. See "Business--Growth Strategy." The Company completed seven acquisitions in 1993, four acquisitions in 1994, one acquisition in 1995, two acquisitions in 1996, and to date, four acquisitions in 1997. If the Company proceeds with a large acquisition for cash, the Company may be able to use the increased borrowing capacity resulting from this Offering to consummate such transaction. In addition, the Company may be required to raise additional capital either through debt or equity financings. For additional information regarding the Company's principal line of credit, see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and Note 5 of Notes to Consolidated Financial Statements. The Company will not receive any proceeds from the sale of shares by the Selling Stockholders.

                                DIVIDEND POLICY

  The Company has not paid any cash dividends on its Common Stock in the past. The Company currently intends to retain any earnings for use in its business and does not anticipate paying any cash dividends on its Common Stock in the foreseeable future. In addition, the Company's line of credit contains restrictions on the Company's ability to pay dividends. See Note 5 of Notes to Consolidated Financial Statements.

                          PRICE RANGE OF COMMON STOCK

  The Company's Common Stock has been traded on the Nasdaq National Market since the Company's initial public offering on July 15, 1993. The following table sets forth, for the periods indicated, the highest and lowest closing sale prices for the Common Stock, as reported by the Nasdaq National Market.

                                                              HIGH      LOW
                                                              ----      ---
   Fiscal 1995(1)
     First Quarter...........................................   4 1/4    3 5/16
     Second Quarter..........................................   6        3 1/2
     Third Quarter...........................................   6 7/8    5 1/8
   Fiscal 1996
     First Quarter...........................................   9 1/2    5 1/2
     Second Quarter..........................................  10        8 1/8
     Third Quarter...........................................  19        9 1/4
     Fourth Quarter..........................................  26 1/8   16 3/4
   Fiscal 1997
     First Quarter...........................................  24 5/8   18 7/8
     Second Quarter..........................................  28 3/4   16 1/8
     Third Quarter...........................................  24 15/16 16 1/2
     Fourth Quarter (through July 28, 1997)..................  25       20 1/2

--------
(1) In 1994, the fiscal year ended December 25, 1994. In 1995, the Company changed its fiscal year end to the last Saturday in September. Accordingly, the fiscal year ended September 30, 1995 was a nine month period.

  On July 28, 1997, the last reported sale price of the Common Stock on the Nasdaq National Market was $24.25. As of June 30, 1997, there were approximately 107 holders of record of the Company's Common Stock and 10 holders of record of the Company's Class B Stock.

                                CAPITALIZATION

  The following table sets forth the consolidated capitalization of the Company at March 29, 1997 (i) on an actual basis and (ii) as adjusted to give effect to the sale of the shares of Common Stock being sold by the Company and the application of the estimated net proceeds therefrom. See "Use of Proceeds."

                                                       MARCH 29, 1997
                                                    -----------------------
                                                     ACTUAL     AS ADJUSTED
                                                    --------    -----------
                                                         (IN THOUSANDS)
Short-term borrowings(1)........................... $  1,060        $    --
                                                    ========        ========
Long-term borrowings............................... $117,025(2)     $117,025
Shareholders' equity:
  Preferred Stock, $.01 par value; 1,000 shares
   authorized; 100 shares outstanding..............      --              --
  Class B Stock, $.01 par value; 3,000,000 shares
   authorized; 1,863,167 shares outstanding;
   1,663,167 outstanding as adjusted(3)............       19              17
  Common Stock, $.01 par value; 40,000,000 shares
   authorized; 13,112,871 shares outstanding;
   18,112,871 shares outstanding as adjusted(4)....      131             181
  Additional paid-in capital.......................  121,821         231,687
  Retained earnings................................   21,964          21,964
  Treasury Stock...................................     (364)           (364)
  Restricted stock deferred compensation(5)........     (146)           (146)
                                                    --------        --------
    Total shareholders' equity.....................  143,425         253,339
                                                    --------        --------
      Total capitalization......................... $260,450        $370,364
                                                    ========        ========

--------
(1) As of June 28, 1997, there was approximately $28.0 million outstanding under the Company's line of credit primarily due to the Sandoz Flea and Tick Acquisition. The borrowings under the line of credit will be repaid with a portion of the net proceeds of the Offering.
(2) In November 1996, the Company issued $115,000,000 of 6% Convertible Subordinated Notes due 2003.
(3) Reflects conversion of 200,000 shares of Class B Stock into Common Stock by a Selling Stockholder.
(4) Excludes 1,458,560 shares of Common Stock issuable upon exercise of stock options outstanding as of June 28, 1997. Also excludes 1,672,733 shares of Common Stock reserved for future issuance under the Company's 1993 Omnibus Equity Incentive Plan, Employee Stock Purchase Plan, Nonemployee Director Stock Option Plan and registration statements on Form S-4 for future acquisitions. Also excludes 4,107,143 shares of Common Stock issuable upon conversion of the Company's 6% Convertible Subordinated Notes due 2003 and 100,000 shares of Common Stock issuable upon the conversion of 100 shares of Series A Preferred Stock.
(5) Reflects the issuance in 1992 by the Company of 237,217 shares of Class B Stock and the transfer of 32,420 shares of Class B Stock to certain employees by William E. Brown and the related deferred compensation. All of such shares are subject to various restrictions, including vesting periods of up to 10 years.

              SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA
  The following selected income statement and balance sheet data of the Company as of and for each of the fiscal years in the three-year period ended December 25, 1994, the nine-month period ended September 30, 1995 and the fiscal year ended September 28, 1996 have been derived from the Company's audited consolidated financial statements. Such financial statements as of September 30, 1995 and September 28, 1996 and for the fiscal year ended December 25, 1994, the nine-month period ended September 30, 1995 and the fiscal year ended September 28, 1996 are included elsewhere in this Prospectus and have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report included herein. The following selected income statement and balance sheet data of the Company as of and for the six-month periods ended March 30, 1996 and March 29, 1997, are derived from the unaudited consolidated financial statements of the Company. In the opinion of management, the unaudited consolidated financial statements of the Company have been prepared on the same basis as the audited consolidated financial statements included herein and include all adjustments necessary for the fair presentation of financial position and results of operations for these periods, which adjustments are only of a normal recurring nature. The financial data set forth below should be read in conjunction with the Consolidated Financial Statements of the Company and related Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.

                                                                                   NINE MONTH
                                                                                     PERIOD      FISCAL YEAR
                                                    FISCAL YEAR ENDED(1)            ENDED(1)        ENDED      SIX MONTHS ENDED
                                           -------------------------------------- ------------- ------------- --------------------
                                           DECEMBER 27, DECEMBER 26, DECEMBER 25, SEPTEMBER 30, SEPTEMBER 28, MARCH 30,  MARCH 29,
                                               1992         1993         1994         1995          1996       1996(3)     1997
                                           ------------ ------------ ------------ ------------- ------------- ---------  ---------
                                                            (IN THOUSANDS, EXCEPT PER SHARE AND OPERATING DATA)
INCOME STATEMENT DATA:
Net sales.........................           $321,707     $334,682     $421,427     $373,734      $619,622    $260,132   $336,485
Cost of goods sold and occupancy..            271,050      278,746      354,096      316,832       535,189     227,006    285,315
                                             --------     --------     --------     --------      --------    --------   --------
 Gross profit.....................             50,657       55,936       67,331       56,902        84,433      33,126     51,170
Selling, general and
 administrative expenses..........             41,949       44,702       58,489       48,075        66,945      29,922     42,844
                                             --------     --------     --------     --------      --------    --------   --------
Income from operations............              8,708       11,234        8,842        8,827        17,488       3,343      8,326
Interest expense-net..............             (4,028)      (3,751)      (5,642)      (5,891)       (4,061)     (2,452)    (2,747)
Other income (expense)-net........               (742)        (878)        (856)        (953)        1,038         --         --
                                             --------     --------     --------     --------      --------    --------   --------
Income before income taxes and
 minority interest................              3,938        6,605        2,344        1,983        14,465         752      5,579
Income tax expense................              1,595        2,637          936          904         6,017         324      2,348
                                             --------     --------     --------     --------      --------    --------   --------
Income before minority interest...              2,343        3,968        1,408        1,079         8,448         428      3,231
Minority interest.................               (210)          26           (3)         --            --          --         --
                                             --------     --------     --------     --------      --------    --------   --------
Net income .......................           $  2,133     $  3,994     $  1,405     $  1,079      $  8,448    $    428   $  3,231
                                             ========     ========     ========     ========      ========    ========   ========
Net income per common
 and common equivalent share(2)(3)
 Primary..........................                        $   0.83     $   0.24     $   0.18      $   0.72    $   0.04   $   0.21
 Fully diluted....................                                                      0.18          0.71        0.04       0.21(4)
Weighted average shares outstanding(2)(3)
 Primary..........................                           4,789        5,947        5,943        11,702      10,381     15,200
 Fully diluted....................                                                     6,050        11,904      10,441     15,284(4)
OPERATING DATA:
Distribution and manufacturing
 centers at period end............                 25           30           39           38            41          37         46
BALANCE SHEET DATA (AT PERIOD
 END):
Working capital...................           $ 10,288     $ 26,719     $ 21,003     $ 25,316      $ 95,670    $ 61,538   $159,527
Total assets......................            123,484      143,748      173,953      142,680       283,664     229,776    523,756
Short-term borrowings.............             41,453       32,162       44,995       39,670        29,508      22,451      1,060
Long-term borrowings(4)...........              5,975        8,804        7,019       11,130         7,635       8,635    117,026
Shareholders' equity..............             16,114       35,359       36,376       38,402       129,559      74,575    143,425

-------
(1) In 1992, the Company adopted a 52/53 week fiscal year ending on the last Sunday in December. In 1995, the Company changed its fiscal year end to the last Saturday in September. Accordingly, the fiscal year ended September 30, 1995 was a nine month period.
(2) During 1992, the Company was reorganized (see Note 2 of Notes to Consolidated Financial Statements). As a result, net income per common and common equivalent share and weighted average shares outstanding are not presented for fiscal year 1992 because such information would not be comparable with the post-reorganization periods.
(3) In November 1995, the Company sold 5,750,000 shares of its Common Stock at a public offering price of $6.75 per share. Net proceeds were used to reduce borrowings under the Company's principal line of credit. In July 1996, the Company sold 2,752,500 shares of its Common Stock at a public offering price of $18.00. Net proceeds were used, in part, to repay the $33 million borrowed in connection with the Kenlin acquisition.
(4) In November 1996, the Company issued $115,000,000 of 6% Convertible Subordinated Notes due 2003. Net income per common and common equivalent share, fully diluted and weighted average shares outstanding, fully diluted for the six months ended March 29, 1997 do not reflect the assumed conversion of the 6% Convertible Subordinated Notes as the impact was antidilutive for the period.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

  The Company is the leading national distributor of lawn and garden and pet supply products as well as a major distributor of pool supplies. As a result of both acquisitions and internal expansion, the Company has grown rapidly from sales of approximately $25 million in 1987 to approximately $620 million in fiscal 1996 and increased the number of Company distribution and manufacturing centers from one in 1987 to 48 currently. Since 1988, the Company has completed 26 acquisitions, making it the leader in the consolidation of distribution channels for the lawn and garden and pet supplies industries. The Company completed seven acquisitions in 1993, four acquisitions in 1994, one acquisition in 1995, two acquisitions in 1996, including the acquisition of Kenlin, the largest distributor of pet supply products in the eastern United States, and to date, four acquisitions in 1997, including Four Paws, Country Pet Supply, Ezell and the Sandoz Flea and Tick Acquisition. These acquisitions included five lawn and garden distributors and nine distributors of pet supplies. In fiscal 1996, lawn and garden products accounted for approximately 76% of the Company's net sales, pet supplies accounted for approximately 19% and pool supplies accounted for approximately 5%. As a result of its recent acquisitions, including Kenlin, Four Paws, Country Pet Supply and the Sandoz Flea and Tick Acquisition, the Company expects that sales of pet supplies will increase as a percentage of net sales.

  Manufacturers and suppliers of lawn and garden products and pet supplies have sold, and may intensify their efforts to sell, their products directly to retailers, including major customers of the Company. In response to increased direct sales, the Company has developed programs designed to encourage manufacturers to continue to utilize the Company's services. In many instances when manufacturers have increased direct sales, the Company has continued to provide merchandising and other services to both manufacturers and retailers. Historically, sales of Solaris products to direct accounts (referred to as "agency sales") included lower levels of services; therefore, the Company's gross profit as a percentage of net sales on this type of business was lower than on full service sales.

  The Company entered into an agreement effective October 1, 1995 with Solaris to become both the master agent and master distributor for sales of Solaris products nationwide. Management believes that the relationship with Solaris embodied in the Solaris Agreement has had a substantial impact on the Company's results of operations. Under the Solaris Agreement, which has an initial four-year term, the Company, in addition to serving as the agent and distributor for sales of Solaris products, provides a wide range of value-added services including logistics, order processing and fulfillment, inventory distribution and merchandising. However, Solaris continues to negotiate its sales prices directly with its direct sales accounts. As a result of the Solaris Agreement, a majority of the Company's sales of Solaris products are derived from servicing direct sales accounts, whereas in 1994 and fiscal 1995, a majority of the Company's sales of Solaris products were made by the Company as a traditional distributor. A substantial portion of these sales consist of large shipments to retail distribution centers which are characterized by a lower gross profit as a percentage of net sales compared with sales made by the Company as a traditional distributor. The Company believes that the operating expenses associated with this type of sale are lower than the operating expenses associated with sales made by the Company as a traditional distributor. The Company believes that the gross profit as a percentage of net sales associated with the Company's services to Solaris direct sales accounts is higher than the gross profit as a percentage of net sales associated with the Company's historical agency sales due to the greater services provided pursuant to the Solaris Agreement. The Company believes that the collective impact of these factors has lead to substantially increased sales of Solaris products, increased gross profit from sales of Solaris products and lower gross profit as a percentage of net sales.

  In addition, under the Solaris Agreement, the Company's accounts receivable related to Solaris products sold to direct sales accounts are paid more quickly since the amount owed to the Company is settled by Solaris within 15 days of receipt of an invoice, rather than waiting for payment by retailers in accordance with their normal payment terms. Since entering into the Solaris Agreement, inventories of

Solaris products have increased since the Company is not only carrying inventories to support its own sales of Solaris products but also certain inventory previously carried by Solaris as well as additional inventories to support sales of Solaris products by the Company's network of independent distributors.

  The Solaris Agreement provides for the Company to be reimbursed for costs incurred in connection with services provided to Solaris' direct sales accounts and to receive payments based on the growth of sales of Solaris products. The Company also shares with Solaris in the economic benefits of certain cost reductions, to the extent achieved. As a result, management believes that the Company's profitability is more directly attributable to the success of Solaris than it has been in the past.

  Historically, the Company's sales have been influenced by weather and climate conditions in the markets it serves. For example, during the first six months of the calendar year in both 1993 and 1995 and the first three months of the calendar year in 1996, the Company's results of operations were negatively affected by severe weather conditions in many parts of the country.

  The statements contained in this Prospectus which are not historical facts are forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those set forth in or implied by forward-looking statements. Factors that could cause or contribute to such differences include those discussed in "Risk Factors," as well as those discussed elsewhere in this Prospectus.

RESULTS OF OPERATIONS

  The following table sets forth, for the periods indicated, the relative percentages that certain income and expense items bear to net sales.

                          FISCAL YEAR   NINE MONTH    FISCAL YEAR   SIX MONTHS ENDED
                             ENDED     PERIOD ENDED      ENDED     -------------------
                          DECEMBER 25, SEPTEMBER 30, SEPTEMBER 28, MARCH 30, MARCH 29,
                              1994         1995          1996        1996      1997
                          ------------ ------------- ------------- --------- ---------
Net sales...............     100.0%        100.0%        100.0%      100.0%    100.0%
Cost of goods sold and
 occupancy..............      84.0          84.8          86.4        87.3      84.8
                             -----         -----         -----       -----     -----
  Gross profit..........      16.0          15.2          13.6        12.7      15.2
Selling, general and
 administrative
 expenses...............      13.9          12.9          10.8        11.5      12.7
                             -----         -----         -----       -----     -----
Income from operations..       2.1           2.3           2.8         1.3       2.5
Interest expense--net...       1.3           1.6           0.7         0.9       0.8
Other income (expense)..       0.2           0.2           0.2         --        --
                             -----         -----         -----       -----     -----
Income before income
 taxes..................       0.6           0.5           2.3         0.3       1.7
Income taxes............       0.3           0.2           0.9         0.1       0.7
                             -----         -----         -----       -----     -----
Net income..............       0.3%          0.3%          1.4%        0.2%      1.0%
                             =====         =====         =====       =====     =====

SIX MONTHS ENDED MARCH 29, 1997 COMPARED WITH SIX MONTHS ENDED MARCH 30, 1996

  Net sales for the first half of fiscal year 1997 increased by 29.4% or $76.4 million to $336.5 million from $260.1 million for the first half of fiscal year 1996. Of the $76.4 million increase, approximately $57.7 million is related to newly acquired businesses. The increase in sales from existing operations, $18.7 million, was due principally to expanded product listings and new store openings by existing customers.

  Gross profit increased by 54.5% or $18.0 million from $33.1 million during the six months ended March 30, 1996 to $51.2 million for the comparable 1997 period. Gross profit as a percentage of net sales increased from 12.7% in the six months ended March 30, 1996 to 15.2% during the similar 1997 period. The increase in the gross profit percentage is due primarily to the higher gross profit margins associated with the newly acquired pet related businesses.

  Selling, general and administrative expenses increased by $12.9 million from $29.9 million during the six months ended March 30, 1996 to $42.8 million for the comparable 1997 period. Of the $12.9 million increase in expenses, approximately $10.0 million related to the newly acquired businesses with the remainder, $2.9 million attributable to the increase in sales of the existing operations. As a percentage of net sales, selling, general and administrative expenses, increased from 11.5% during the six months ended March 30, 1996 to 12.7% for the similar 1997 period. The increase in these expenses as a percentage of net sales relates principally to the newly acquired pet businesses which have a higher gross margin percentage with corresponding higher operating costs than is the case with the lawn and garden business.

  Interest expense for the six months ended March 29, 1997 increased by 12.0% or $0.3 million from $2.5 million for the six months ended March 30, 1996 to $2.7 million. As noted in the quarterly discussion, the increase is attributable to the issuance, on November 15, 1996, of $115.0 million of the Company's 6% convertible notes offset in part by the reduction in both the Company's long term debt and its revolving credit facility as a result of the application of proceeds received from the convertible debt offering. Average outstanding borrowings for the six months ended March 29, 1997 were $62.3 million compared with $33.8 million for the comparable 1996 period. Average net interest rates for the six months ended March 1997 and 1996 were 7.5% and 10.5%, respectively.

  The Company's effective income tax rate was approximately 42% for the six months ended March 29, 1997 and 43% for the comparable 1996 period.

FISCAL 1996 COMPARED WITH TWELVE MONTHS ENDED SEPTEMBER 30, 1995

  In 1995, the Company changed its fiscal year to the last Saturday in September. Accordingly, the fiscal year ended September 30, 1995 was a nine month period. As a result of this change, 1996 operating results are not directly comparable with operating results for the nine month period ended September 30. The Company believes that comparing fiscal 1996 with the twelve month period ending September 30, 1995 will provide a more meaningful analysis of the Company's operating results. Unaudited summary operating results for the twelve months ended September 30, 1995 are shown in Note 11 to the consolidated financial statements.

  Net sales for the year ended September 28, 1996 increased by 41.8% or $182.6 million to $619.6 million from $437.0 million for the comparable 1995 period. The increase in net sales was due to (1) incremental business resulting from the Solaris Agreement, (2) acquisition of two pet supplies distributors in the fourth quarter of fiscal 1996, and (3) the addition of stores previously serviced by a competitor, expanded product placements and new store openings with existing customers.

  Gross profit increased by 26.5% or $17.7 million from $66.7 million during the twelve months ended September 30, 1995 to $84.4 million for the same period in 1996. Gross profit as a percentage of net sales decreased from 15.3% in the twelve months ended September 30, 1995 to 13.6% for the comparable 1996 period. The decrease in the gross profit as a percentage of net sales is due principally to the incremental sales of Solaris product which were sold to high volume, minimum service level retail distribution centers and to a lesser extent, the elimination of certain discounts and rebates which historically had been part of the Solaris marketing programs.

  For the year ended September 28, 1996, selling, general and administrative expenses increased by $5.8 million to $66.9 million from $61.2 million for the similar 1995 period. As a percentage of net sales, these expenses decreased from 14.0% in the twelve months ended September 30, 1995 to 10.8% in the comparable 1996 period. The $5.8 million increase relates to the two pet supplies distributors acquired in the fourth quarter of fiscal 1996 and increased sales, offset in part by cost reductions in the existing pet operations. The decrease in these expenses as a percentage of net sales relates to the fixed portion of these expenses being spread over substantially greater sales volume in 1996 compared with 1995.

  Interest for the year ended September 28, 1996 decreased by 44.6% or $3.3 million to $4.1 million from $7.4 million for the twelve months ended September 30, 1995. The decrease is attributable principally to lower average outstanding borrowings as a result of applying the proceeds from the Company's two public offerings of its common stock during fiscal 1996 and the termination of the Monsanto trade financing agreement. Average short-term borrowings for fiscal 1996 were $28.2 million compared with $79.0 million for the comparable 1995 period. The outstanding borrowings include amounts due to Solaris under the Monsanto trade financing agreement which ended in November 1995. The average rates for the twelve months ended September 28, 1996 and September 30, 1995 were 10.5% and 7.6% respectively.

  The Company's effective income tax rate for fiscal 1996 was 41.6% compared with a tax credit of 36.6% for the similar 1995 period.

FIRST NINE MONTHS OF 1995 COMPARED WITH FIRST NINE MONTHS OF 1994

  In 1995, the Company changed its fiscal year to the last Saturday in September. Accordingly, the fiscal year ended September 30, 1995 was a nine month period. As a result of this change, 1995 operating results will not be directly comparable with 1994. The Company believes that comparing the nine months periods of 1994 and 1995 will provide a more meaningful analysis of the Company's operating results. Unaudited summary operating results for the nine months ended September 25, 1994 are shown in Note 11 to the consolidated financial statements.

  Net sales for the nine months ended September 30, 1995 increased by 4.4% or $15.6 million to $373.7 million from $358.1 million for the comparable 1994 period. The increase in net sales was due to revenue from acquired operations and an increase in agency sales during the third calendar quarter of 1995, offset in part by a sales decline in the Western region lawn and garden markets. The lawn and garden sales decrease in the Western region was due principally to adverse weather conditions and the loss of certain customers who elected to buy direct from the Company's major supplier. Agency sales as a percentage of net sales increased in the first nine months of 1995 to 12.9% compared with 9.0% for the similar 1994 period.

  Gross profit decreased by 1.1% or $0.6 million from $57.5 million during the nine months ended September 25, 1994 to $56.9 million for the comparable 1995 period. Gross profit as a percentage of net sales decreased from 16.1% in the nine months ended September 25, 1994 to 15.2% in the comparable 1995 period. The decrease in gross profit for the nine months ended September 30, 1995 was due principally to lower gross margin agency sales to high volume, low service accounts, which also typically have lower associated operating expenses. In addition, the Company sold a higher percentage of lower margin products.

  For the nine months ended September 30, 1995, selling, general and administrative expenses increased by $2.7 million from $45.4 million for the comparable 1994 period. As a percentage of net sales, these expenses increased slightly from 12.7% during the first nine months of 1994 to 12.9% for the comparable 1995 period. Of the $2.7 million increase, approximately $0.4 million is associated with the increase in sales while the balance, $2.3 million, relates to (i) increased costs related to the consolidation of facilities in Colorado; (ii) increased costs in the pet supplies division related to the downsizing and integration of the Company's Northern California pet operations, (iii) costs associated with certain potential pet acquisitions, (iv) costs associated with retention of employees in anticipation of increased sales and (v) additional bad debt provision.

  Interest expense for the first nine months of 1995 increased by 41.8% or $1.7 million from $4.2 million for the comparable 1994 period. The increase is due principally to a combination of higher interest rates and increased borrowing under the Company's trade financing agreement with its major supplier and under the Company's principal credit facility. Average short-term borrowings for the nine months ended September 30, 1995 were $73.8 million compared with $58.0 million for the comparable period in 1994. The average interest rates were 9.3% and 6.9%, respectively.

  The Company's effective income tax rate for the nine months ended September 30, 1995 increased to 45% compared with 40% for the similar 1994 period, principally due to the impact of non-deductible goodwill amortization.

INFLATION

  The results of operations and financial condition are presented based upon historical cost. While it is difficult to accurately measure the impact of inflation, the Company believes that the effects of inflation on its operations have been immaterial.

SEASONALITY AND QUARTERLY FLUCTUATIONS

  The Company's business is highly seasonal. In the nine months ended September 30, 1995 and fiscal 1996, approximately 68% and 66%, respectively, of the Company's sales occurred during the second and third quarters of the fiscal year. Substantially all of the Company's operating income is typically generated in this period which has historically offset the operating losses incurred during the rest of the year. Typically, the lawn and garden business is more seasonal than the pet supplies business, with a higher proportion of sales occuring in the first two calendar quarters. In fiscal 1996, the Company's lawn and garden business accounted for approximately 76% of net sales, pet supplies accounted for approximately 19% of net sales and pool supplies accounted for approximately 5% of net sales.

  The following table provides certain unaudited quarterly financial information for the calendar periods indicated. In management's opinion, this information reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information for the periods presented. These results may not be indicative of future results.

                                            THREE MONTHS ENDED
                              -----------------------------------------------
                                  MARCH 26,      JUNE 25, SEPT. 30,  DEC. 30,
                                     1995          1995     1995     1995(1)
                              ------------------ -------- ---------  --------
                                              (IN THOUSANDS)
   Net sales.................      $117,925      $153,844 $101,965   $ 78,112
   Gross profit..............        18,361        21,953   16,588     11,320
   Income (loss) from
    operations...............         3,589         5,869     (631)    (2,698)
   Net income (loss).........           747         1,844   (1,512)    (2,363)
                                            THREE MONTHS ENDED
                              -----------------------------------------------
                                  MARCH 30,      JUNE 29, SEPT. 28,  DEC. 28,
                                     1996          1996     1996       1996
                              ------------------ -------- ---------  --------
                                              (IN THOUSANDS)
   Net sales.................      $182,020      $227,591 $131,899   $100,144
   Gross profit..............        21,806        30,650   20,657     17,454
   Income (loss) from
    operations...............         5,902        12,447    1,844     (2,179)
   Net income (loss).........         2,791         6,635    1,385     (1,807)
                              THREE MONTHS ENDED
                                MARCH 29, 1997
                              ------------------
                                (IN THOUSANDS)
   Net sales.................      $236,341
   Gross profit..............        33,716
   Income from operations....        10,505
   Net income................         5,038

--------
(1) In 1995, the Company changed its fiscal year end to the last Saturday in September. Accordingly, the fiscal year ended September 30, 1995 was a nine month period, and the quarter ended December 30, 1995 is the first quarter of fiscal 1996.

LIQUIDITY AND CAPITAL RESOURCES

  The Company has historically financed its growth through a combination of bank borrowings, supplier credit and internally generated funds. In addition, the Company received net proceeds (after offering expenses) of approximately $100.0 million from its three public offerings of common stock in July 1993, November 1995 and July 1996. Further, in November 1996 the Company completed the sale of $115 million 6% subordinated convertible notes generating approximately $112 million net of underwriting commissions.

  The Company's business is highly seasonal and its working capital requirements and capital resources track closely to this seasonal pattern. During the first fiscal quarter accounts receivable reach their lowest level while inventory, accounts payable, and short-term borrowings begin to increase. Since the Company's short-term credit line fluctuates based upon a specified asset borrowing base, this quarter is typically the period when the asset borrowing base is at is lowest and consequently the Company's ability to borrow is at its lowest. During the second quarter, receivables, accounts payable and short-term borrowings begin to increase, reflecting the build-up of inventory and related payables in anticipation of the peak selling season. During the third quarter, principally due to the Solaris Agreement, inventory levels remain relatively constant while accounts receivable peak and short-term borrowings start to decline as cash collections are received during the peak selling season. During the fourth quarter, inventory levels are at their lowest, and accounts receivable and payables are substantially reduced through conversion of receivables to cash.

  For the six months ended March 29, 1997, the Company used cash in operating activities of $5.4 million reflecting the normal cycle of inventory and receivables build up. Net cash used from investing activities of $55.5 million resulted from acquisitions and equity investments during the second fiscal quarter and the acquisition of office and warehouse equipment. Cash generated from financing activities of $74.5 million consisted of net proceeds from the sale of $115 million principal amount of 6% subordinated convertible notes due 2003 less repayment of $10.7 million of long-term debt and approximately $27.3 million of short-term debt.

  For the twelve months ended September 28, 1996, the Company used cash from operating activities of approximately $32.4 million, resulting principally from the initial build up of inventory related to the Solaris Agreement combined with the termination of a trade financing agreement with Monsanto. The Company believes that the increased Solaris inventory will allow it to accommodate the increased sales of Solaris products under the Solaris Agreement without significantly increasing inventory levels in 1997. Cash used from investing activities was $34.3 million reflecting the purchase of two pet supplies distribution businesses for approximately $35.0 million and additions to plant and equipment of $3.0 million offset in part by the proceeds of $3.7 million from the sale of the Company's Visalia, California warehouse. Cash provided from financing activities of $67.8 million consisted primarily of $81.9 million net proceeds from the Company's stock sales in November 1995 and July 1996 offset in part by repayments of short and long-term debt of approximately $13.7 and $0.4 million to acquire treasury shares.

  The Company generated cash from operating activities of $7.1 million in fiscal year 1994 and $10.4 million for the nine month period ended September 30, 1995. Cash used in investing activities, which included approximately $14.0 million to acquire four companies during 1994, and $1.3 million to acquire one company in 1995, and the purchase of warehouse and delivery equipment, office furniture and equipment and leasehold improvements in fiscal year 1994 and the nine month period ended September 30, 1995 was $14.3 million and $4.1 million, respectively. Cash provided by financing activities of approximately $7.3 million in 1994 consisted primarily of proceeds related to the Company's short-term credit facility reduced by approximately $3.3 million repayments of its long-term debt. Cash used in financing activities during 1995 of $6.3 million was attributable to reductions in both short-term and long-term debt offset in part by proceeds from the sale of 100 shares of the Company's 5% convertible preferred stock ($0.9 million) to Monsanto Company and the exercise of stock options of approximately $0.1 million.

  The Company has a $75 million line of credit with Congress Financial Corporation (Western). The available amount under the line of credit fluctuates based upon a specific asset borrowing base. The line of credit, which bears interest at a rate equal to the prime rate plus 3/4% per annum, is secured by substantially all of the Company's assets. At June 28, 1997, the Company had approximately $28.0 million outstanding borrowings and had $47.0 million of available borrowing capacity under this line. The Company's line of credit contains certain financial covenants such as minimum net worth and minimum working capital requirements. The line also requires the lender's prior written consent to any acquisition of a business. The Company intends to use a portion of the net proceeds of the Offering to repay the outstanding borrowings under the line of credit.

  The Company believes that cash flow from operations, funds available under its line of credit, arrangements with suppliers and proceeds from the Offering will be adequate to fund its presently anticipated working capital requirements for the foreseeable future. The Company anticipates that its capital expenditures, excluding acquisitions, will not exceed $3.6 million for the next 12 months.

                                   BUSINESS

OVERVIEW

  The Company is the leading national distributor of lawn and garden and pet supply products as well as a major distributor of pool supplies. The Company also offers a broadening array of proprietary branded lawn and garden and pet supply products, including FourPaws(R), Zodiac(R) and Grant's(R). As a result of both acquisitions and internal expansion, the Company has grown rapidly from sales of approximately $25 million in 1987 to approximately $620 million in fiscal 1996 and increased the number of Company distribution and manufacturing centers from one in 1987 to 48 currently. Since 1988, the Company has completed 26 acquisitions, including four acquisitions, to date, in 1997, making it the leader in the consolidation of distribution channels for the lawn and garden and pet supplies industries. In fiscal 1996, lawn and garden products accounted for approximately 76% of the Company's net sales, pet supplies accounted for approximately 19% and pool supplies accounted for approximately 5%.

INDUSTRY OVERVIEW

  Lawn and Garden. The lawn and garden industry has retail sales in excess of $20 billion. According to the 1996-1997 National Gardening Survey conducted for the National Gardening Association by the Gallup Organization, 64% of the approximately 101 million households in the United States participated in some form of gardening in 1996. The Company believes that gardening is one of the most popular leisure activities in America and that as the population of America ages, gardening's popularity will increase.

  The lawn and garden supply industry is complex for a number of reasons. The industry is highly seasonal with half of all sales occurring during the peak spring gardening season and two-thirds of all sales occurring in the first six months of the calendar year. The industry is also complex because of the breadth and depth of merchandise offered including fertilizers, insecticides, sprinkler systems, and gardening tools, as well as perishable items such as live plants and higher priced items such as power tools. Further, merchandise selection is complicated by varying regional and local climate conditions and problems such as pest infestations and weed growth. There are at least 10 distinctly different climatic zones in the continental U.S., each of which has different lawn and garden needs. Finally, lawn and garden sales are driven by weekly weather conditions and manufacturer promotions which heavily impact consumer demand for lawn and garden products.

  As a result of the complexity and variability of lawn and garden sales, retailers, manufacturers and suppliers must constantly adapt to changes in consumer demand. Industry retailers--ranging from small local garden centers to regional and national mass merchandisers and discounters--must carefully plan their lawn and garden needs prior to the peak selling season and adjust those plans as the season develops. Because of the large number of product SKUs in the category, merchandise availability from a wide selection is important. Having rapid access to these goods is also important, particularly for national retailers, in adapting to regional and local lawn and gardening conditions. Lastly, retailers need quick deliveries to keep shelves full (especially prior to weekends) and require high in-stock and order-fulfillment rates. Manufacturers and suppliers have historically relied on distributors to inventory large volumes of product close to the retail market in order to efficiently deliver products in a timely manner to retail stores. Manufacturers and suppliers also rely on distributors to support and execute promotion and marketing plans and training of store employees at the store and regional level. Therefore, distributors represent an effective solution to the retailer facing a complex industry and an efficient means for a manufacturer or supplier to distribute and market its products.

  Historically, lawn and garden products were distributed through small local distributors that provided knowledgeable and personalized services to small local independent nursery centers and retailers. In recent years, as regional and national chains of retailers such as Wal*Mart, Home Base, Target and Home

Depot have grown, there has been a trend towards consolidation among distributors in this category with larger regional distributors experiencing substantial growth as these volume driven accounts demand the administrative efficiency as well as the value-added services larger distributors can provide. Therefore, to the extent that sales of lawn and garden supplies shift from smaller more specialized nursery stores to larger regional and national chains, the Company believes that there will be a similar trend towards consolidation of distributors leading to the predominance of regional and national distributors.

  Pet Supplies. In 1996, over half of all U.S. households, or approximately 58 million households, owned at least one pet and 44% of these households owned more than one pet. The Company believes that pet ownership has increased as a result of an increase of empty-nest households with additional disposable income to spend on pets and an increase in families with young children. The Company believes that sales of premium pet food and pet supplies have increased due to these changing demographics, the increasing pet owner concern for animal nutrition and safety and recommendations by veterinarians and breeders.

  The Company believes the channels of distribution for pet food and pet supplies are highly fragmented. Pet food manufacturers generally sell directly to mass merchants and supermarkets. With respect to pet supplies, however, management believes that the large number of product SKUs carried by specialty pet stores make merchandise availability from a wide selection and short delivery times important to retailers who require high in-stock and order-fulfillment rates. Because of the fragmented nature of the pet supply industry, manufacturers and suppliers have historically relied on distributors to inventory large volumes of product close to the retail market and to support and execute promotion and marketing plans and training of store employees at the store and regional level. In addition, aquarium and fish supply products are more complex than dog or cat supplies and often provide independent pet retailers that carry such products a unique advantage in product knowledge and services. Therefore, the Company believes it represents an effective solution to the specialty pet retailer's problems and an efficient means for a manufacturer or supplier to distribute and market its products.

BUSINESS STRATEGY

  The Company's goals are (i) to increase its position as the leading distributor of lawn and garden products and pet supplies in the United States and (ii) to expand its offerings of proprietary branded products that are complementary to the products it currently distributes. The Company's business strategy is designed to meet the needs of retailers and manufacturers, both of which are critical to the Company's success. The Company believes that each of the key elements of its business strategy will enhance its position as a distributor and facilitate its expansion into proprietary branded products. The key elements of the Company's business strategy include:

  Comprehensive Product Selection. The breadth and depth of the Company's comprehensive selection of approximately 24,000 lawn and garden products and approximately 21,000 pet supply products enable retailers to fulfill a substantial portion of their product needs from a single source. In lawn and garden supply, the Company generally focuses on those products that are suited to distribution due to their seasonality, variable sales movements, complexity to consumers and retailers, handling and transportation difficulties, and which therefore generally require value-added services. In pet supplies, the Company carries many of the best-known brands. The Company does not carry live plants, power tools, live animals or higher priced items which are generally sourced directly.

  Value-Added Services. The Company offers a complete menu of value-added services independently priced so that each garden or pet customer can choose a program tailored to its individual needs. Value-added services offered include national, regional and store level merchandise planning, promotional planning and support, in-store merchandising and training, reorder support, stock-balancing, as well as the actual shipping, warehousing and distribution functions. The Company aggressively seeks opportunities to increase the range and scope of these value-added services to help retailers sell more product.

  National Presence. The Company has invested significant resources to build and consolidate its position as the leading national distributor of lawn and garden products and pet supplies as well as a major national distributor of pool supplies. Management believes that this strategy makes the Company more attractive and efficient to both manufacturers and retailers.

  Manufacturer Services. To those manufacturers that sell products directly to retailers, the Company offers servicing arrangements pursuant to which the Company performs sales merchandising, warehousing, delivery, store training, billing and other services for the direct sale accounts. The Company intends to pursue longer-term joint ventures and agency arrangements with key manufacturers that sell directly to retailers.

  Efficient Operations. The Company believes that its strategically located warehouses, investments in MIS systems, employee training and incentive measures have helped the Company improve its operating efficiencies. In order to attract new retail customers and maintain relationships with existing retailers, the Company also strives to maintain a high in-stock position and order-fulfillment rate.

  Large Retailers. Management utilizes the Company's comprehensive product selection, national presence, value-added services and efficient operations to develop relationships with large national and regional chains and independent retailers that have the ability to generate significant sales volume. The Company believes that it offers these retailers an efficient and cost effective method of distribution. These retailers generally purchase more merchandise per order which permits the Company to reduce its distribution expense as a percentage of sales. The Company believes that these retailers are gaining market share in the lawn and garden industry and hopes to grow with its customers to the extent they continue to grow.

GROWTH STRATEGY

  The Company has developed a multi-faceted growth strategy that is designed to increase its position as the leading distributor of lawn and garden products and to continue to consolidate the fragmented pet supply industry. The Company intends to continue to expand in these markets by (i) continuing to make strategic acquisitions, (ii) obtaining new customers and increasing sales to existing customers, (iii) adding new product lines or expanding existing product lines that are currently distributed by the Company and (iv) expanding its offerings of proprietary branded products that are complementary to the products it currently distributes.

  Acquisitions. The Company seeks to continue to strengthen its leadership position in the consolidation of the distribution channels for the lawn and garden and pet supply industries. The Company's strategy is to acquire companies in these industries that enable it to gain access to new customers, enter new geographical areas, lower operating cost levels and improve service levels to existing customers. Management believes that the Company's national presence brings certain synergies to regional distributors that are appealing to manufacturers. In addition, the Company believes the fragmented nature of the pet supply industry and the continuing consolidation of both retailers and distributors will create a number of acquisition opportunities. For example, in July 1996, the Company acquired Kenlin, the largest distributor of pet supply products in the eastern United States, and, in February 1997, the Company acquired the pet supply business of Country Pet Supply, a distributor of pet supply and pet food products.

  Customer Growth. The Company's national presence has enabled it to obtain new customers as well as expand sales to certain existing customers desiring more centralized and efficient distribution. For example, during the period from 1991 to June 30, 1997, the Company added approximately 1,200 Wal*Mart stores through acquisitions and internal growth and now serves approximately 1,700, or 74% of Wal*Mart stores nationally. The Company's goal is to grow with its customers, such as Wal*Mart and Home Depot, to the extent they continue to add new stores and expand lawn and garden sections. Management also plans to continue to seek new relationships with large volume accounts whether on a local, regional or national scale. The Company intends to seek to negotiate additional long-term agreements with manufacturers, such as the Solaris Agreement.

  Product Line Expansion. The Company will also seek to add new product lines or expand existing product lines where the Company believes its strength in managing complex product categories or its national presence will make the product line a value-added member of the distribution channel. In addition, the Company perceives significant opportunities in the pet supply business as the industry consolidates in a manner similar to the lawn and garden industry. Management believes that its ability to deliver pet supplies cost-effectively and to provide value-added services to retailers has contributed to the Company's success in this area.

  Grow Branded Products. The Company intends to pursue the acquisition of complementary branded product lines or companies which can benefit from the Company's distribution system and expertise and which the Company believes typically offer higher margins than distributed products. For example, in January 1997, the Company acquired Four Paws, one of the largest manufacturers of dog, cat, reptile and small animals products in the United States, including brand names such as Magic Coat(R) and Four Paws(R), and, in May 1997, the Company acquired the United States and Canada flea and tick protection business of Sandoz, including ownership in the United States and Canada of the Zodiac(R) and Vet-Kem(R) trademarks. The Company also seeks to develop new complementary products within its existing proprietary branded product lines. See "--Products--Proprietary Branded Products."

PRODUCTS

  General

  In fiscal 1996, lawn and garden products accounted for approximately 76% of the Company's net sales, pet supplies accounted for approximately 19% and pool supplies accounted for approximately 5%. The Company offers its customers a comprehensive selection of brand name lawn and garden products and pet and pool supplies. This selection consists of approximately 45,000 products from approximately 1,000 manufacturers. The Company generally focuses on those lawn and garden brand name products that are suited to distribution due to their seasonality, variable sales movements, complexity to consumers and retailers, handling and transportation difficulties, and which therefore generally require value-added services. The Company focuses on these types of products because it believes that retailers cannot source these products directly from suppliers as effectively as they can through distributors and that manufacturers of these products are likely to view the services offered by the Company as highly desirable and cost-effective. The Company carries many of the best-known brands in pet foods and supplies and combines these products into single shipments, providing its pet supply customers a wide variety of products on a cost-effective basis. Through the acquisition of Kenlin in 1996 and Country Pet Supply in 1997, the Company has significantly expanded its pet supply distribution business. Management intends to continue to expand this business line due to the relatively large number of SKUs (approximately 21,000), the fragmented nature of the retail segment for pet supplies, the lack of any national distributor in this field and a more steady year-round sales volume with a peak selling season in the last quarter of the calendar year. The Company does not carry live plants, animals, power tools or high priced items which are generally sourced directly from manufacturers. The Company believes that its broad and deep selection of products permits retailers to fulfill substantially all of their lawn, garden, pet and pool supply requirements from a single source. In fiscal 1996, substantially all of the Company's products had suggested retail prices of $20 or less.

  The following table indicates the approximate number of SKUs, the approximate number of manufacturers and suppliers and selected brand names in each of the Company's current major product categories according to the Company's internal records. The Company may change from time to time the selection and mix of its products, which may change the approximate number of manufacturers and suppliers and SKUs depending on the season.

                                              APPROXIMATE
                                               NUMBER OF
                                             MANUFACTURERS APPROXIMATE
                                                  AND       NUMBER OF          SELECTED
          PRODUCT CATEGORY                     SUPPLIERS      SKUS            BRAND NAMES
          ----------------                   ------------- -----------        -----------
 Chemicals and Fertilizer(1)................      100         4,000    Ortho, Round-Up,
                                                                       Miracle-Gro, Green
                                                                       Light, American
                                                                       Cyanamid, Ironite, Raid,
                                                                       Black Flag, Lilly
                                                                       Miller, Grant's
 Other Lawn and Garden Products(2)..........      700        20,000    Matthews, Sunset,
                                                                       Gilmour, Corona,
                                                                       Rainbird, Rubbermaid,
                                                                       Perky-Pet
 Pet Supplies(3)............................      200        21,000    Four Paws, Zodiac,
                                                                       Hagen, Tetra/Second
                                                                       Nature, All Glass
                                                                       Aquariums, Penn Plax
 Pool Supplies and Other Seasonal Items(4)..       20           400    HTH, Pace

--------
(1) Category includes fertilizers, insecticides, weed killers, herbicides, animal repellents, other chemicals and electronic pest controls.
(2) Category includes barbecues, bird feeders, lawn and flower seeds, tomato baskets, gloves, instructional books, plant stakes, safety equipment, plant meters, weather instruments, wheelbarrows, spreaders, rakes, long handle tools, hand tools, brooms, axes, shears, saws, hedge tools, hoses, sprayers, dusters, sprinklers, drip watering systems and nozzles.
(3) Category includes various pet supplies and pet care products and dog, cat, fish and bird food.
(4) Category includes pool chemicals, equipment, toys, Christmas products and other seasonal items.

  Proprietary Branded Products

  The principal lawn and garden product lines owned by the Company are the Matthews(R) line of redwood products, the Grant's(R) line of ant control products, the Greentouch line of cutting tools and four proprietary brands of fertilizer. The Matthews(R) line of redwood products consists of redwood tubs, planter boxes and trellises. The Grant's(R) line of ant control products consists of ant stakes, granules and twists and ties. The Greentouch(R) line of cutting tools consists of small hand tools used for gardening which are supplied to the Company by a contract manufacturer located in the Far East. The Company has four proprietary brands of fertilizer--Colorado's Own(R) and Mountain States(R), which are manufactured by the Company, and Easy-Gro(R) and Turf Magic(R), which are supplied to the Company by contract manufacturers.

  The principal pet supply product lines owned by the Company are the Four Paws' line of animal products, the United States and Canada flea and tick protection business of Sandoz and the Island Aquarium line of aquariums. In January 1997, the Company acquired Four Paws, one of the largest manufacturers of dog, cat, reptile and small animal products in the United States, including brand names such as Magic Coat(R) and Four Paws(R). Four Paws products are distributed throughout the United States, Canada, Europe and Asia. Sales in 1996 were approximately $30 million. In May 1997, the Company acquired the United States and Canada flea and tick protection business of Sandoz. The acquisition includes ownership in the United States and Canada of the Zodiac(R) and Vet-Kem(R) trademarks as well as those of Ovitrol(R), Siphotrol(R), Fleatrol(TM), vIGRen(R), Petcor(R), Precor(R) and Natural Signature(R). These products--which include on-animal sprays, shampoos and powders, collars, indoor foggers, aerosols, concentrates and pump-sprays--are based on the active ingredient methoprene to which the Company has acquired exclusive rights in the United States and Canada. In connection with this acquisition, the Company acquired a manufacturing, formulation, packaging and research facility in Dallas, Texas and all existing inventory, along with a staff of highly trained technical professionals. Additionally, the Company manufactures aquariums sold under the brand name Island(R) Aquarium.

  The Company intends to pursue the acquisition of additional proprietary branded products in both the lawn and garden and pet supply product industries which would benefit from access to the Company's distribution system and expertise and which the Company believes typically offer higher margins than distributed products.

  In connection with the expansion of its proprietary branded products, the Company now currently operates eight manufacturing facilities. In addition, certain of its proprietary branded products are manufactured by contract manufacturers. The Company also has a development team that is responsible for developing new products within existing proprietary branded product lines and the development of new proprietary branded product lines.

SALES AND SERVICE

  The Company's strategy is to offer a broad range of services to help retailers and manufacturers maximize their sales and profitability. The Company has implemented this strategy by developing a knowledgeable and profit-incented sales force and by offering a broad menu of services.

  Sales. At May 31, 1997, the Company employed approximately 700 sales and marketing personnel located throughout its distribution center network. Sales and marketing personnel typically service retail customers within a 250 mile radius of the distribution centers. They are trained with knowledge of local market conditions, the Company's products and merchandising skills. A significant number of sales personnel are certified nurserymen, horticultural graduates and/or master gardeners. The Company has divided its sales force into key account managers, who act as consultants to the buyers of large retailers, and field sales personnel, who are responsible for servicing specific retail customers in their assigned territory.

  Menu of Value-Added Services. The Company offers retailers and manufacturers a comprehensive menu of value-added services with separate or combination prices from which each customer may select according to its individual needs. Each value-added service is generally designed either to increase a retailer's sales or decrease a retailer's costs. The Company generally offers retailers deliveries within one business day from the time the Company receives an order. In addition to the standard delivery services, many of the Company's customers choose a high percentage of the value-added services listed below.

  Program Development. The Company's key account managers recommend and assist retail buyers in developing national and local product listings, advertising, promotions and shelf space planning at the beginning of and during the peak selling season to optimize store sales and profits.

  Training of Store Employees. The Company's sales personnel conduct formal and informal product training sessions with store personnel to help them provide informed consumer service. The Company believes that the demand for this service is greater at larger regional and national retail chains due to their higher employee turnover and employee inexperience with gardening products.

  Weekend Consumer Clinics. Sales personnel also conduct and assist in preparing and giving in-store weekend consumer education clinics to help increase retail sales and improve consumer relations.

  Designing and Setting Store Displays. The Company's sales personnel assist in designing and planning store shelves at the beginning of each season. Their expertise in product knowledge, sales trends, in-season promotions and consumer demand for specific products allows them to help each store adjust shelf stock and displays to increase sales in a timely fashion.

  Point-of-Purchase. The Company assists the manufacturer and retailer in the design and installation of point-of-purchase ("POP") material to increase sales. The POP material is generally matched to manufacturers' advertising and promotions as well as local lawn, gardening and insect problems.

  Merchandising of Shelf Stock. The Company's store service personnel physically restock store shelves with all the Company's merchandise on a weekly basis. This service can also include price stickering for stores not on electronic point-of-sale systems.

  Electronic Data Interchange ("EDI"). The Company's systems offer EDI capabilities to retailers which can include paperless invoices, payments and product history movements to help retailers monitor, plan and order products at a lower administrative cost.

  "Hot Shot" Deliveries. The Company offers rush deliveries to help retailers satisfy high consumer demand. This service is often critical to keep retailers from being out-of-stock on a weekend during the peak selling season.

  The Company believes that retailers choose these services because the Company can in many cases provide them more efficiently and effectively than manufacturers or retailers themselves. The Company's sales force often advises and assists store management to increase or decrease shelf space of certain products to match the expected and unexpected seasonal demands. The Company believes that a typical store needs to change the shelf space dedicated to lawn and garden products several times during the peak selling season. The sales force also often highlights specific products appropriate for the local market.

RETAILERS

  The Company focuses on selling lawn and garden products to retailers with high volume retail stores. The Company's customer base is comprised of a wide range of retailers, including "do-it-yourself" superstores, mass merchants, warehouse clubs, high volume local and regional nurseries, regional and national chains of drug and grocery stores and specialty pet stores. The following table sets forth selected lawn and garden supply and pet supply customers of the Company for each major category of retailer.

  DO-IT-
 YOURSELF      MASS       HIGH-VOLUME          DRUG AND           SPECIALTY
SUPERSTORES  MERCHANTS     NURSERIES        GROCERY STORES       PET STORES
-----------  --------- ------------------ ------------------- -----------------
Builders     Bi-Mart   Bachman Nurseries  Albertson's         Petco
 Square
Costco       Kmart     Calloway's Nursery Bruno's             PETsMART
Eagle        Target    Frank's            Fred Meyer          Pet Supplies Plus
 Hardware &
 Garden
Home Depot   Wal*Mart  Navlet's Nurseries Long's Drug Stores
Home Base    Woolworth Pike Nurseries     Payless Drugstrores
Lowes                  Sunbelt Nurseries  Raley's
Orchard
 Supply
 Hardware
Payless
 Cashways

  As a result of its national presence, the Company has an opportunity to enter into relationships with national chains, whereby the Company, directly or through its affiliates, provides services to all or substantially all of the individual stores in the chain. From the point of view of the national retailer, such an arrangement offers the benefit of a high level of service, lower cost of doing business and administrative efficiencies. The Company believes its customers also benefit from the in-depth local market knowledge of the Company's sales personnel, in-store stocking, training of store employees and other value-added merchandising services. Because these arrangements are not formalized in writing, these retailers may at any time purchase products from competing distributors.

  Most major retailers, including customers of the Company, currently purchase a portion of their lawn and garden products directly from certain large manufacturers rather than through distributors such as the Company. If a number of the Company's major customers were to substantially shift or increase their purchases to direct shipments from manufacturers, the sales and earnings of the Company could be adversely affected. See "Risk Factors--Direct Sales," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "--Competition."

  The Company's current practice on product returns generally is to accept and credit the return of unopened cases of products from customers where the quantity is small, where the product has been misshipped or the product is defective. The Company has arrangements with its manufacturers and suppliers to stock balance and/or credit the Company for a certain percentage of returned or defective products. While in the past the Company's return practice has not caused any material adverse impact on operations, there can be no assurance in the future that the Company's operations will not be adversely impacted due to the return of products.

MANUFACTURERS AND SUPPLIERS

  The Company believes that the reason manufacturers and suppliers in the lawn and garden industry use distributors to ship a large percentage of their products to retailers is because it is a highly efficient method of distribution. In an industry with a large, diverse group of retailers combined with a relatively short and dynamic selling season, the Company believes that in most instances during the peak selling season each manufacturer or supplier would need to make weekly deliveries of an uneconomical volume of products to a large number of retailers in order to satisfy consumer demand. Similarly, each week retailers would have to place multiple orders and manage separate deliveries from a large number of manufacturers and suppliers rather than from a comparatively small number of distributors. The Company can typically deliver many products with one truck (often on one or more pallets for each store) as part of its delivery route to a number of stores. On the other hand, the same order using direct shipments from manufacturers or suppliers would require multiple deliveries from the various manufacturers and suppliers.

  The Company's national presence enables manufacturers and suppliers to access retail outlets and end users through one primary distributor. In addition, the Company's menu of value-added services to retailers includes product promotion and merchandising support that the Company believes many manufacturers and suppliers could not efficiently perform. While the Company purchases products from approximately 1,000 different manufacturers and suppliers, the Company believes that approximately 29% and 44% of the Company's net sales for fiscal 1995 and fiscal 1996, respectively, were derived from products purchased from Solaris.

  Prior to the acquisition of Ortho by Monsanto, both Ortho (in late 1991) and Monsanto (in 1993) had initiated direct sale programs. Solaris, a strategic business unit of Monsanto, expanded these direct sales programs in 1994, which now constitute a majority of Solaris' sales. The Company believes that these programs had, during 1994 and fiscal 1995, an adverse effect on the Company's lawn and garden business. The Company further believes that the adverse impact of these programs will continue to be mitigated by the Solaris Agreement, although there can be no assurance in this respect.

THE SOLARIS AGREEMENT

  The Company entered into an agreement with Solaris effective October 1, 1995 to become the master agent master distributor for sales of Solaris products nationwide.

  The Company believes that a significant portion of its net sales and operating income since October 1996 has been attributable to its relationship with Solaris. Under the Solaris Agreement, Solaris is obligated to reimburse the Company for costs incurred in connection with services provided by the Company to Solaris' direct sales accounts. In addition, the Company receives payments based on the level of sales of Solaris products to these accounts, and these payments are subject to increase based on the growth of sales of Solaris products. The Company also shares with Solaris in the economic benefits of certain cost reductions, to the extent achieved. It is possible that disagreements could arise between Solaris and the Company as to measurement of the costs incurred in servicing Solaris' direct sales accounts. The cost reimbursement arrangement is based on estimates which are subject to reconciliation at the end of each fiscal year. As a result, the Solaris Agreement could contribute to variability in the Company's operating results. The relationship with Solaris embodied in the Solaris Agreement does not assure that the Company will be profitable overall.

  Under the Solaris Agreement, Solaris continues to negotiate prices directly with its direct sales accounts. As a result of the Solaris Agreement a majority of the Company's sales of Solaris products are derived from servicing direct sales accounts, whereas in 1994 and fiscal 1995, a majority of the Company's sales of Solaris products were made by the Company as a traditional distributor. The Company acts as the master agent on direct sales of Solaris products to certain major retailers and the master distributor in connection with sales of Solaris products to other distributors and retailers. The Solaris Agreement contains provisions which, without the consent of Solaris, could limit the Company's ability to distribute certain lawn and garden products manufactured by suppliers other than Solaris. These provisions could result in lower sales of non-Solaris products, which could have an adverse effect on the Company's business. The Solaris Agreement does not expire until September 30, 1999. However, Solaris has the right to terminate the agreement prior to its expiration in the event of a material breach of the agreement by the Company, including the Company's failure to satisfy certain performance criteria, or under certain other circumstances, including a sale of Solaris. Any such early termination would have a material adverse effect on the Company.


MANAGEMENT INFORMATION SYSTEMS

  During their weekly visits to the retail stores, sales personnel transmit orders to the appropriate distribution centers in any one of three methods: remote order entry units (hand held, electronic devices), telephone or facsimile. Generally, sales personnel transmit orders several times each day. Certain retailers can also order products directly through the Company's EDI system or by purchasing items directly at each distribution center. After customer orders are received and processed, shipping tickets are printed and credit approved prior to the orders being sent to the warehouse manager. The Company's warehouse employees then fill orders by manual selection and packaging. The Company believes that due to the unusual shapes and sizes of its products (e.g., hand held tools, wheelbarrows and bags of fertilizer) current automatic order selection systems are not as efficient and cost effective as the Company's current manual systems.

  The Company's management information systems collect data needed for receivables and inventory management, customer, product and facility profitability analysis, as well as permit electronic data interface with customers and suppliers. The Company is presently electronically connected with several major customers with a variety of applications that range from purchase order receipt to paperless invoicing. The Company has also purchased and is now using a new shelf space planning system that optimizes retail shelf space utilization and profitability. The Company receives more than a majority of its daily order volume from field sales representatives utilizing hand-held order entry computers. The Company's systems enable it to provide delivery within one business day.

  The Company is presently upgrading and installing one uniform, integrated system on IBM Model AS-400 computers across the United States at an estimated cost to complete of $1 million. The Company has completed the installation of the new system for the Southwest, Midwest and Southeast regions. The Company expects to convert the remaining regions to the new system within the next eight months. No assurances can be given that such transition and system enhancement can be accomplished in a timely and cost-effective manner without disrupting the Company's operations. In addition, there can be no assurance that the Company's current system or planned upgrade will be sufficient or effective and that further investments in management information systems will not be necessary.

DISTRIBUTION

  In order to develop the most effective possible national distribution network, the Company relies not only on its 40 Company-operated, distribution centers (see "--Properties"), but also on its affiliation arrangement with two leading regional distributors of lawn and garden products and, in the case of Solaris products, on agreements with a group of 30 independent distributors for specific geographic areas.

  The Company generally will make deliveries from its distribution centers within one to two days after receipt of the order and, if the customer requests, will generally make "hot shot" deliveries within four hours after receipt of the order. The Company organizes its truck and delivery routes to optimize each truck's merchandise load and number of deliveries. The Company uses trucks to deliver a substantial percentage of the Company's products and common carriers for a small percentage of deliveries. Common carriers are typically used for deliveries beyond a 200 mile radius from the distribution center.

  The Company's affiliation arrangements are intended to permit the Company to more effectively solicit national accounts and to assure that such accounts can be effectively serviced on a national basis without requiring the Company to incur the capital costs of opening new distribution centers or undertaking an acquisition. The Company presently has affiliation agreements with Commerce LLC, a distributor serving the Northeast in which the Company has a one-third equity interest, and U.S. Garden Sales, a distributor serving Ohio and Michigan.

  Under the affiliation arrangements, Company personnel negotiate transactions with national retail chains and the affiliated distributors provide such retail chains with products and related services in the geographic regions in which they operate. The Company receives fees from the affiliated distributors to compensate it for its costs, and sales of these affiliated distributors are not reflected in the Company's statements. The Company earned no profits in fiscal 1996 from these arrangements as the Company set its fees in connection with such arrangements at a level which was designed to cover only the Company's administrative costs.

  The Company has negotiated agreements with a group of 30 independent distributors for the distribution of Solaris products. These agreements provide coverage of geographic areas where the Company does not have facilities or where established relationships with specific retailers make such arrangements desirable.

  On February 12, 1997, the Company entered into an agreement relating to joint development, marketing and distribution with HR Vet. The agreement provides HR Vet with exclusive United States and Canada sales and marketing rights for the Vet-Kem line of methoprene-based flea and tick products sold directly and exclusively through veterinarians, and acquired by the Company in the Sandoz Flea and Tick Acquisition. In addition, the Company received consumer marketing rights to certain HR Vet products.

PROPERTIES

  The Company currently operates 40 distribution centers and eight manufacturing facilities totaling approximately 2,883,000 square feet. The Company currently owns two distribution centers located in San Antonio, Texas and Lubbock, Texas and leases the remaining distribution centers. Most distribution centers consist of office and warehouse space, several large bays for loading and unloading and a store for walk-in commercial accounts. Each distribution center provides warehouse, distribution, sales and support functions for its geographic area under the supervision of a regional manager. Twenty-seven distribution centers service lawn and garden products and pool supplies, with seven of these also servicing pet supplies. Fourteen distribution centers exclusively service pet supplies. The Company's executive offices are located in Lafayette, California.

  The Company periodically evaluates the location and efficiency of its facilities to maximize customer satisfaction and to increase economies of scale. Accordingly, the Company may close or relocate a distribution center from time to time. The Company's leases generally expire between 1997 and 2005. Substantially all of the leases contain renewal provisions with automatic rent escalation clauses. In addition to the facilities that are owned, the Company's fixed assets are comprised primarily of trucks, warehousing and transportation equipment. As of March 29, 1997, the Company operated a fleet of approximately 265 trucks, of which most were leased. During the Company's peak season it rents additional trucks.

  The table below lists the Company's distribution and manufacturing facilities and the map on the inside cover page of this Prospectus illustrates their locations.

WESTERN REGION               EASTERN REGION           NORTHWEST REGION
--------------               --------------           ----------------
Bellflower, CA               China Grove, NC          Algona, WA
Compton, CA                  Damascus, OH*            Boise, ID
Fullerton, CA*               Hauppauge, NY(2)*        Denver, CO
Orange, CA                   Mahwah, NJ(2)            Longmont, CO*+
Phoenix, AZ                  Providence, RI           Medford, OR
Sacramento, CA(2)                                     Portland, OR
San Diego, CA                SOUTHWEST REGION         Salt Lake City, UT
San Leandro, CA*             ----------------
Santa Fe Springs, CA         Albuquerque, NM          MIDWEST REGION
Stockton, CA*                Dallas, TX(2)            --------------
Van Nuys, CA                 Dallas, TX*              Bloomington, IL
Visalia, CA                  Hammond, LA              Kansas City, MO
                             Houston, TX(2)           Minneapolis, MN
                             Little Rock, AR
MEXICO                       Lubbock, TX              SOUTHEAST REGION
------                       McAlester, OK            ----------------
Celaya                       Pharr, TX                Atlanta, GA
                             San Antonio, TX          Greensboro, NC
                                                      Miami, FL
                                                      Orlando, FL
                                                      Tampa, FL

* manufacturing facility

+ For information regarding a fire at this facility see "Prospectus Summary-- Recent Developments."

COMPETITION

  The lawn and garden products and pet supply distribution industries are highly competitive. Traditionally, these industries have been characterized by intense competition from large numbers of smaller local and regional distributors--with competition based on price, service and personal relationships. In recent years, the Company has moved aggressively to insulate itself from this type of competition through the development of a nationwide presence, forging relationships with manufacturers, suppliers and major retailers and adding new value-added services. See "Business Strategy" and "Risk Factors--Competition."

  In addition to competition from other distributors, the Company also faces existing and potentially increased competition from manufacturers and suppliers which distribute some percentage of their products directly to retailers, bypassing distributors, or through a dual distribution system in which the manufacturer or supplier competes with distributors for sales to certain accounts. See "Risk Factors--Competition" and "--Direct Sales." Such competition is typically based on service and price. Although the Company competes against direct sales by manufacturers and suppliers, it is often able to participate in such direct sales by entering into agreements with the manufacturers and suppliers pursuant to which it provides the manufacturers and suppliers with order processing, warehousing, shipping and certain in-store services in connection with such direct sales in return for a fee from the manufacturers and suppliers.

EMPLOYEES

  As of May 31, 1997, the Company had approximately 2,700 employees of which approximately 2,300 were full-time employees and 400 were temporary employees. The Company hires substantial numbers of temporary employees for the peak shipping season of February through June in order to meet the increased demand experienced during the spring and summer months, including merchandising in stores. All of the Company's temporary employees are paid on an hourly basis. The Company considers its relationship with its employees to be good.

ENVIRONMENTAL CONSIDERATIONS

  The Company's subsidiary, Grant Laboratories, Inc., which manufactures ant control products, and many of the products distributed by the Company are subject to regulation by federal, state and local authorities. In addition, in connection with Sandoz Flea and Tick Acquisition, the Company acquired a production facility in Texas which manufactures, among other things, products based upon the active ingredient methoprene, and is subject to regulation by federal, state and local authorities. Such regulations are often complex and are subject to change. Environmental regulations may affect the Company by restricting the manufacturing or use of its products or regulating their disposal. Regulatory or legislative changes may cause future increases in the Company's operating costs or otherwise affect operations. Although the Company believes it is and has been in substantial compliance with such regulations, that it is adequately indemnified with respect to the environmental liabilities of the operations of the Texas facility acquired pursuant to the Sandoz Flea and Tick Acquisition and has strict internal guidelines on the handling and disposal of its products, there is no assurance in the future that the Company may not be adversely affected by such regulations or incur increased operating costs in complying with such regulations. However, neither the compliance with regulatory requirements nor the Company's environmental procedures can ensure that the Company will not be subject to claims for personal injury, property damages or governmental enforcement.

LITIGATION

  The Company is not a party to any material litigation.

                                  MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

  The executive officers and directors of the Company and their ages as of the date of this Prospectus are as follows:

   NAME                  AGE                       POSITION
   ----                  ---                       --------
William E. Brown........  55 Chairman of the Board and Chief Executive Officer
Glenn W. Novotny........  50 President, Chief Operating Officer and Director
Neill J. Hines..........  57 Executive Vice President
Robert B. Jones.........  64 Vice President, Chief Financial Officer and Secretary
Lee D. Hines, Jr.(1)....  51 Director
Daniel P. Hogan,
 Jr.(1).................  69 Director

--------
(1) Member of the Audit and Compensation Committee.

  Mr. Brown has been Chairman and Chief Executive Officer of the Company since 1980. Additionally, since 1978 he has served as the Chief Executive Officer of Grant Laboratories, Inc., a manufacturer of garden-related insecticides. From 1977 to 1980, Mr. Brown was Senior Vice President of the Vivitar Corporation with responsibility for Finance, Operations, and Research & Development. From 1972 to 1977, he was with McKesson Corporation where he was responsible for its 200-site data processing organization. Prior to joining McKesson Corporation, Mr. Brown spent the first 10 years of his business career at McCormick, Inc. in manufacturing, engineering and data processing.

  Mr. Novotny has been President of the Company since June 1990 and was President of Weyerhaeuser Garden Supply Company ("WGS") since 1988. Prior thereto, he was with Weyerhaeuser Corporation for 20 years with a wide range of managerial experience including manufacturing, accounting, strategic planning, sales, general management and business turnarounds. From 1985 to 1988, Mr. Novotny was Region General Manager, Building Materials Distribution. From 1982 to 1985, he was Regional General Manager, Southern Mill Direct Sales. From 1979 to 1982, Mr. Novotny managed the strategic planning and analysis department of Weyerhaeuser's Solid Wood Business.

  Mr. Hines joined the Company in June 1990 as Executive Vice President and was Vice President-Finance since 1989 with WGS. Prior thereto, he was with Weyerhaeuser Corporation for 25 years in a broad variety of positions including Eastern Region Manager of Finance and Planning, Forest Products; North Carolina Business and Financial Manager; Plywood Plant Manager; Manager Finishing, Shipping & Customer Service; Paper Mills; and various controllership positions.

  Mr. Jones joined the Company in July 1991 as Corporate Controller. He was appointed to his present position in June 1993. From May 1990 to July 1991, Mr. Jones was Executive Vice President of International Tropic-Cal, Inc. From February 1988 to April 1990, Mr. Jones was Vice President and Chief Financial Officer of Compu-Rite Corporation, a manufacturer of computer ribbons. Prior to joining Compu-Rite, Mr. Jones was Vice President and Chief Financial Officer of Vivitar Corporation from 1982 to 1988.

  Mr. Hines, Jr. has served as a Director since 1991. Mr. Hines, Jr. is a self-employed business consultant. From April 1991 until June 1993, he was Executive Vice President and Chief Financial Officer of the Company. From May 1990 to April 1991, Mr. Hines was President and Chief Executive Officer of International Tropic-Cal, Inc., a designer and marketer of sunglasses and hair accessories. From September 1988 to May 1990, Mr. Hines was Vice President and Chief Financial Officer of Avalon Marketing, Inc. From 1983 to September 1988, he was Chief Financial Officer of Applause Inc. and Vice President of Finance of Applause from 1982 to 1983. Prior to joining Applause, Mr. Hines served as the Chief Financial Officer of Vivitar from 1977 to 1982.

  Mr. Hogan has served as a Director since October 1993. Mr. Hogan is a self-employed business consultant. Prior to his retirement in 1986, Mr. Hogan was a Vice President of Chevron Chemical Company and General Manager of its Ortho Consumer Products Division.

  The Company's board of directors has an Audit and Compensation Committee. The Audit and Compensation Committee recommends the annual engagement of the Company's auditors with whom the Committee will review the scope of audit and non-audit assignments, related fees, the accounting principles used by the Company in financial reporting, internal financial auditing procedures and the adequacy of the Company's internal control procedures. The Audit and Compensation Committee also determines officers' salaries and bonuses, and administers the Company's 1993 Omnibus Equity Incentive Plan. Further, the majority of the independent and disinterested directors must approve any material agreements or arrangements between the Company and directors, officers, existing principal stockholders and their affiliates. Lee D. Hines, Jr. and Daniel P. Hogan, Jr. currently serve as members of the Audit and Compensation committee. The Company's directors are elected at the annual stockholders' meeting and serve until their respective successors are elected or until death, resignation or removal. Officers are appointed by, and serve at the discretion of, the board of directors. There are no family relationships among any directors or executive officers of the Company.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

  The Company's Certificate of Incorporation provides that its directors will not be liable to the Company or its stockholders for monetary damages for breaches of fiduciary duty, to the fullest extent permitted by law. This provision is intended to allow the Company's directors the benefit of the Delaware General Corporation law which provides that directors of Delaware corporations may be relieved of monetary liability for breaches of their fiduciary duty of care except under certain circumstances, including breach of the duty of loyalty, acts or omissions not in good faith or involving intentional misconduct or known violation of law or any transaction from which the director derived an improper personal benefit.

  The Company has entered into separate indemnification agreements with each of the directors and executive officers, whereby the Company agrees, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers, to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified, and to obtain directors' and officers' insurance if available at reasonable terms. There is no pending litigation or proceeding involving a director, officer, employee or other agent of the Company as to which indemnification is being sought, nor is the Company aware of any pending or threatened litigation, that may result in claims for indemnification by any director, officer, employee or other agent.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  The Board of Directors has an Audit and Compensation Committee, consisting of two independent and disinterested directors which makes decisions regarding executive compensation. Lee D. Hines, Jr., a member of the Board of Directors and the Audit and Compensation Committee, performed certain consulting services for the Company during fiscal 1996 for which he received compensation of $40,000.

BOARD COMPENSATION

  Directors who are not employees of the Company are paid directors fees consisting of $12,000 per year and $1,000 for each Board of Directors meeting attended. Directors who attend meetings of the Audit and Compensation Committee receive an additional $1,000 for each meeting not held on the same day as a Board of Directors meeting. In addition, Lee D. Hines, Jr. performed certain consulting services for the Company during fiscal 1996 for which he received compensation of $40,000. In February 1996, the Board of Directors adopted a Nonemployee Director Stock Option Plan. This plan provides for the grant of options to outside directors. There are 100,000 shares of Common Stock reserved for issuance upon exercise of options pursuant to this plan. As of May 31, 1997, options to purchase 11,380 shares of Common Stock at an average exercise price of $10.11 had been granted to each of the two outside directors.

                             SELLING STOCKHOLDERS

  William E. Brown, the Company's Chairman of the Board and Chief Executive Officer will sell 200,000 shares of Common Stock in the Offering. Prior to the Offering, Mr. Brown is the beneficial owner of no shares of Common Stock and 1,806,359 shares of Class B Stock or 11.9% of the total number of shares of Common Stock and Class B Stock outstanding. In connection with the Offering, Mr. Brown will convert 200,000 shares of Class B Stock into Common Stock for sale in the Offering. After the Offering, Mr. Brown will own no shares of Common Stock and 1,606,359 shares of Class B Stock or 8.0% of the total number of shares of Common Stock and Class B Stock outstanding. After the Offering and assuming the Underwriters' over-allotment option is not exercised, Mr. Brown will control approximately 45.8% of the voting power of the capital stock of the Company.

  In addition, Robert B. Jones, the Company's Vice President and Chief Financial Officer will sell 10,000 shares of Common Stock in the Offering. Prior to the Offering, Mr. Jones is the beneficial owner of 12,008 shares of Common Stock or less than 1% of the total number of shares of Common Stock and Class B Stock outstanding. After the Offering, Mr. Jones will own 2,008 shares of Common Stock or less than 1% of the total number of shares of Common Stock and Class B Stock outstanding. The foregoing stock ownership data excludes options to purchase 46,000 shares of the Company's Common Stock held by Mr. Jones.

                         DESCRIPTION OF CAPITAL STOCK

  As of the date of this Prospectus, the authorized capital stock of the Company consists of 40,000,000 shares of Common Stock ("Common Stock"), 3,000,000 shares of Class B Stock ("Class B Stock") and 1,000 shares of Preferred Stock ("Preferred Stock"). Upon the closing of the Offering, 18,333,182 shares of Common Stock, 1,663,167 shares of Class B Stock and 100 shares of Preferred Stock will be issued and outstanding (assuming no exercise of the Underwriters' over-allotment option).

  The following summary description of the Company's capital stock does not purport to be complete and is subject to and is qualified in its entirety by the description of the Company's capital stock contained in the Company's Certificate of Incorporation, a copy of which is filed as an exhibit to the Registration Statement of which this Prospectus is a part. Reference is made to such exhibit for a detailed description of the provisions thereof summarized below.

COMMON STOCK AND CLASS B STOCK

  Voting, Dividend and Other Rights. The voting powers, preferences and relative rights of the Common Stock and the Class B Stock are identical in all respects, except that (i) the holders of Common Stock are entitled to one vote per share and the holders of Class B Stock are entitled to the lesser of ten votes per share or 49% of the total votes cast, (ii) stock dividends on Common Stock may be paid only in shares of Common Stock and stock dividends on Class B Stock may be paid only in shares of Class B Stock and (iii) shares of Class B Stock have certain conversion rights and are subject to certain restrictions on ownership and transfer described below under "Conversion Rights and Restrictions on Transfer of Class B Stock." Except as described above, issuances of additional shares of Class B Stock and modifications of the terms of the Class B Stock require the approval of a majority of the holders of the Common Stock and Class B Stock, voting as separate classes. The Certificate of Incorporation cannot be modified, revised or amended without the affirmative vote of the majority of outstanding shares of Common Stock and Class B Stock, voting separately as a class. Except as described above or as required by law, holders of Common Stock and Class B Stock vote together on all matters presented to the stockholders for their vote or approval, including the election of directors. The stockholders are not entitled to vote cumulatively for the election of directors.

  After the sale of the Common Stock offered hereby, the outstanding shares of Common Stock will equal 91.7% of the total shares outstanding (and, together with the 100 shares of Series A Preferred Stock owned by Monsanto Company, will have 52.6% of the combined voting power of the outstanding shares), and the holders of Class B Stock will have 47.4% of the combined voting power of the outstanding shares. The holders of the Class B Stock will, therefore, be likely to be able to elect the entire Board of Directors of the Company and to determine the outcome of any matter submitted to the stockholders for approval including the power to determine the outcome of all corporate transactions.

  Each share of Common Stock and Class B Stock is entitled to receive dividends if, as and when declared by the Board of Directors of the Company out of funds legally available therefor. The Common Stock and Class B Stock share equally, on a share-for-share basis, in any cash dividends declared by the Board of Directors.

  Stockholders of the Company have no preemptive or other rights to subscribe for additional shares. Subject to any rights of holders of any Preferred Stock, all holders of Common Stock and Class B Stock, regardless of class, are entitled to share equally on a share-for-share basis in any assets available for distribution to stockholders on liquidation, dissolution or winding up of the Company. No Common Stock or Class B Stock is subject to redemption or a sinking fund. All shares of Common Stock offered hereby will be, when so issued or sold, validly issued, fully paid and nonassessable.

  Conversion Rights and Restrictions on Transfer of Class B Stock. The Common Stock has no conversion rights. However, at the option of the holder, each share of Class B Stock is convertible at any time and from time to time into one share of Common Stock. If at any time the holders of a majority of outstanding shares of Class B Stock vote to convert the outstanding shares of Class B Stock to Common Stock, then all outstanding shares of Class B Stock shall be deemed automatically converted into shares of Common Stock.

  The Company's Certificate of Incorporation provides that any holder of shares of Class B Stock desiring to transfer such shares to a person other than a Permitted Transferee (as defined below) must present such shares to the Company for conversion into an equal number of shares of Common Stock upon such transfer. Thereafter, such shares of Common Stock may be freely transferred to persons other than Permitted Transferees, subject to applicable securities laws.

  Shares of Class B Common Stock may not be transferred except generally to family members, certain trusts, heirs and devisees (collectively, "Permitted Transferees"). Upon any sale or transfer of ownership or voting rights to a transferee other than a Permitted Transferee or to the extent an entity no longer remains a Permitted Transferee, such shares of Class B Stock will automatically convert into an equal number of shares of Common Stock. Accordingly, no trading market is expected to develop in the Class B Stock and the Class B Stock will not be listed or traded on any exchange or in any market.

  Effects of Disproportionate Voting Rights. The disproportionate voting rights of the Common Stock and Class B Stock could have an adverse effect on the market price of the Common Stock. Such disproportionate voting rights may make the Company a less attractive target for a takeover than it otherwise might be, or render more difficult or discourage a merger proposal, a tender offer or a proxy contest, even if such actions were favored by stockholders of the Company other than the holders of the Class B Stock. Accordingly, such disproportionate voting rights may deprive holders of Common Stock of an opportunity to sell their shares at a premium over prevailing market prices, since takeover bids frequently involve purchases of stock directly from stockholders at such a premium price.

PREFERRED STOCK

  The Board of Directors has the authority to cause the Company to issue up to 1,000 shares of Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any series or the designation of such series, without any further vote or action by the stockholders. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the stockholders. The issuance of Preferred Stock with voting and conversion rights may adversely affect the voting power of the holders of the Common Stock.

  In July 1995, the Company issued 100 shares of Series A Preferred Stock to Monsanto Company, of which Solaris is a strategic business unit. The Series A Preferred Stock is entitled to receive a cumulative 5% annual cash dividend which must be paid prior to the declaration or payment of any dividends on the Common Stock. Each share of Series A Preferred Stock is entitled to a liquidation preference of $9,000 per share, is convertible into 1,000 shares of Common Stock, votes together with the Common Stock and has a number of votes equal to the number of shares of Common Stock into which it is convertible.

  The Company has no present plans to issue any additional shares of Preferred Stock.

SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW

  The Company is subject to the provisions of Section 203 of the Delaware General Corporation Law. This statute generally prohibits, under certain circumstances, a Delaware corporation whose stock is publicly traded, from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless (i) a corporation has elected in its certificate of incorporation or bylaws not to be governed by this Delaware law (the Company has not made such an election); (ii) prior to the time the stockholder became an interested stockholder, the board of directors approved either the business combination or the transaction which resulted in the person becoming an interested stockholder, (iii) the stockholder owned at least 85% of the outstanding voting stock of the corporation (excluding shares held by directors who were also officers or held in certain employee stock plans) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder or (iv) the business combination was approved by the board of directors and by two-thirds of the outstanding voting stock of the corporation (excluding shares held by the interested stockholder). An "interested stockholder" is a person who, together with affiliates and associates, owns (or any time within the prior three years did own) 15% or more of the corporation's outstanding voting stock. The term "business combination" is defined generally to include mergers, consolidations, stock sales, asset-based transactions, and other transactions resulting in a financial benefit to the interested stockholder.

TRANSFER AGENT AND REGISTRAR

  ChaseMellon Shareholder Services, L.L.C. serves as the transfer agent and registrar for the Company's Common Stock.

                                 UNDERWRITING

  Subject to the terms and conditions of the Underwriting Agreement, the Underwriters named below (the "Underwriters") have severally agreed to purchase from the Company and the Selling Stockholders the following respective numbers of shares of Common Stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this
Prospectus:

                                                                    NUMBER
UNDERWRITER                                                        OF SHARES
-----------                                                        ---------
Alex. Brown & Sons Incorporated................................... 1,250,000
Hambrecht & Quist LLC............................................. 1,250,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated................ 1,250,000
Wasserstein Perella Securities, Inc............................... 1,250,000
                                                                   ---------
Total............................................................. 5,000,000
                                                                   =========

  The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will purchase all shares of the Common Stock offered hereby if any of such shares are purchased.

  The Company has been advised by the Underwriters that the Underwriters propose to offer the shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in excess of $0.70 per share. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $0.10 per share to certain other dealers. After the public offering, the offering price and other selling terms may be changed by the Underwriters.

  The Company has granted to the Underwriters an option, exercisable not later than 30 days from the date of this Prospectus, to purchase up to 750,000 additional shares of Common Stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof that the number of shares of Common Stock to be purchased by it shown in the table bears to 5,000,000, and the Company will be obligated, pursuant to such options, to sell such shares to the Underwriters. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of Common Stock offered hereby. If purchased, the Underwriters will offer such additional shares of Common Stock on the same terms as those on which the 5,000,000 shares are being offered.

  The Underwriting Agreement provides that the Company will indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act.

  The Underwriters have advised the Company that, pursuant to Regulation M under the Securities Act, certain persons participating in the Offering may engage in transactions, including stabilizing bids, syndicate covering transactions or the imposition of penalty bids, which may have the effect of stabilizing or maintaining the market price of the Common Stock at a level above that which might otherwise prevail in the open market. A "stabilizing bid" is a bid for or the purchase of the Common Stock on behalf of the Underwriters for the purpose of fixing or maintaining the price of the Common Stock. A "syndicate covering transaction" is the bid for or the purchase of the Common Stock on behalf of the Underwriters to reduce a short position incurred by the Underwriters in connection with the Offering. A "penalty bid" is an arrangement permitting the Underwriters to reclaim the selling concession otherwise accruing to an Underwriter or syndicate member in connection with the Offering if the Common Stock originally sold by such Underwriter or syndicate member is purchased by the Underwriters in a syndicate covering transaction and has therefore not been effectively placed by such Underwriter or syndicate member. The Underwriters have advised the Company that such transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

  As permitted by Rule 103 under the Exchange Act, Underwriters or prospective Underwriters that are market makers ("passive market makers") in the Common Stock may make bids for or purchases of Common Stock on the Nasdaq National Market until such time, if any, when a stabilizing bid for such securities has been made. Rule 103 generally provides that: (i) a passive market maker's net daily purchases of the Common Stock may not exceed 30% of its average daily trading volume in such securities for the two full consecutive calendar months (or any 60 consecutive days ending within the 10 days) immediately preceding the filing date of the registration statement of which this Prospectus forms a part; (ii) a passive market maker may not effect transactions or display bids for the Common Stock at a price that exceeds the highest independent bid for the Common Stock by persons who are not passive market makers; and (iii) bids made by passive market makers must be identified as such.

  Wasserstein Perella Securities, Inc., one of the Underwriters, has, from time to time, provided financial advisory services to the Company in connection with acquisitions, for which the firm received customary fees.

  The Company and each of the directors and executive officers of the Company have agreed not to offer to sell, sell, contract to sell or otherwise dispose of any shares of Common Stock of the Company or securities convertible or exchangeable for any shares of Common Stock of the Company for a period of 90 days after the date of this Prospectus without the prior written consent of Alex. Brown & Sons Incorporated. See "Shares Eligible for Future Sale."

                        SHARES ELIGIBLE FOR FUTURE SALE

GENERAL

  Sales of substantial amounts of Common Stock in the public market could have an adverse impact on the market price of the Common Stock. After the closing of the Offering, the Company will have 18,333,182 shares of Common Stock and 1,663,167 shares of Class B Stock outstanding. Of these shares, 18,156,313, including the 5,000,000 shares offered hereby, the 2,530,000 shares of Common Stock that were sold by the Company in the initial public offering, the 5,750,000 shares of Common Stock sold in the public offering in November 1995 and the 2,752,500 shares of Common Stock sold in the public offering in July 1996 and 11,260 shares of Common Stock issuable upon conversion of the Class B Stock, will be freely tradeable without restriction under the Securities Act, except for any shares purchased by affiliates of the Company, which will be subject to certain resale limitations of Rule 144 promulgated under the Securities Act. The remaining 176,869 shares of Common Stock and 1,651,907 shares of Class B Stock, which are held by the Company's directors and executive officers, are subject to lock-up agreements with the Underwriters. The directors and executive officers of the Company who hold such shares of Common Stock have agreed not to sell or otherwise dispose of any shares for 90 days after the date of this Prospectus without the prior written consent of Alex. Brown & Sons Incorporated. After the expiration of the 90 day lock-up period, these shares may be sold in accordance with Rule
144. In addition, 193,104 shares and 400,126 shares of Common Stock issued in connection with prior acquisitions, which are freely tradeable under the Securities Act, are subject to acquisition related lockup agreements until April 1998 and January 1999, respectively.

  In general, under Rule 144 as currently in effect, a stockholder (or stockholders whose shares are aggregated) who has beneficially owned for at least one year shares of Class B Stock or Common Stock that are treated as "restricted securities," including persons who may be deemed affiliates of the Company, would be entitled to sell, within any three-month period, a number of shares of Common Stock that does not exceed the greater of 1% of the then outstanding shares of Common Stock (183,332 shares immediately after the Offering) or the average weekly trading volume in the Common Stock during the four calendar weeks preceding the date on which notice of such sale is given, provided certain manner of sale and notice requirements and requirements as to the availability of current public information about the Company are satisfied. Under Rule 144(k), a stockholder who is deemed not to have been an affiliate of the Company at any time during the 90 days preceding a sale by such stockholder, and who has beneficially owned for at least two years shares of Common Stock that are treated as "restricted securities," would be entitled to sell such shares without regard to the foregoing restrictions and requirements.

  The Company has registered under the Securities Act, 2,000,000 shares of Common Stock reserved for issuance under the 1993 Equity Incentive Stock Plan, 1,500,000 shares of Common Stock on Form S-4 for use in potential acquisitions, 100,000 shares of Common Stock reserved for issuance under the Nonemployee Director Stock Option Plan and 400,000 shares of Common Stock under the Employee Stock Purchase Plan.

  The Company can make no predictions as to the effect, if any, that sales of shares of Common Stock or the availability of Common Stock for sale will have on the market price prevailing from time to time. Nevertheless, sales of substantial amounts of the Common Stock in the public market could adversely affect the market price of the Common Stock and could impair the Company's future ability to raise capital through an offering of its equity securities.

REGISTRATION RIGHTS

  The Company has granted certain rights with respect to the registration of its shares under the Securities Act to Monsanto and to former stockholders of a corporation acquired by the Company in 1993. In the event that the Company proposes to register any of its Common Stock under the Securities Act, either for its own account or the account of other security holders, Monsanto and such former stockholders will be entitled to notice of such registration and will be entitled to include their Common Stock in such registration, subject to certain marketing and other limitations. As of September 30, 1995, the Company had a Registration Statement in effect covering 204,420 shares of Common Stock for resale by the former stockholders of the corporation acquired by the Company. In addition, Monsanto has the right, subject to certain limitations, to require the Company, on not more than one occasion, to file a registration statement under the Securities Act in order to register not less than 70,000 shares of Common Stock. Any such demand registration shall be at the expense of Monsanto unless it is effected pursuant to Form S-3. The Company may in certain circumstances defer such registrations.

                                 LEGAL MATTERS

  The validity of the issuance of the Common Stock offered hereby will be passed upon for the Company by Orrick, Herrington & Sutcliffe LLP, San Francisco, California. Certain matters will be passed upon for the Underwriters by Brobeck, Phleger & Harrison LLP, Palo Alto, California.

                                    EXPERTS

  The consolidated financial statements and the related financial statement schedule of the Company for the year ended September 28, 1996 included in this Prospectus and elsewhere in the registration statement and the financial statements of the Sandoz flea and tick protection business for the year ended September 30, 1996 and the consolidated financial statements of Four Paws Products, Ltd. for the year ended December 31, 1996 incorporated in this Prospectus by reference from the Company's Current Report on Form 8-K/A dated April 3, 1997 and July 14, 1997, respectively, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein and elsewhere in the registration statement or incorporated by reference herein, and have been so included, or incorporated, in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                            ADDITIONAL INFORMATION

  The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement under the Securities Act on Form S-3 (together with all amendments and exhibits thereto) with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto, certain parts of which have been omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement and the exhibits and schedules thereto. Statements contained in this Prospectus regarding the contents of any contract or other document are not necessarily complete and in each instance reference is hereby made to the copy of such contract or document filed as an exhibit to the Registration Statement. Copies of the Registration Statement and the exhibits and schedules thereto may be inspected, without charge, at the principal office of the Commission located at 450 Fifth Street, N.W., Washington, D.C. 20549, the New York Regional Office located at 7 World Trade Center, Suite 1300, New York, New York 10048, and the Chicago Regional Office located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511, or obtained upon payment of prescribed rates from the Public Reference Section of the Commission at its principal office.

                             AVAILABLE INFORMATION

  The Company is subject to the information requirements of the Exchange Act, and in accordance therewith files reports and other information with the Commission. Reports, proxy statements and other information filed by the Company can be inspected and copied (at prescribed rates) at the offices of the Commission set forth under "Additional Information" above. In addition, the Commission maintains a World Wide Web site on the Internet at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. Quotations relating to the Company's Common Stock appear on the Nasdaq National Market and such reports, proxy statements and other information concerning the Company can also be inspected at the offices of The Nasdaq Stock Market, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents filed by the Company with the Commission pursuant to the Exchange Act are hereby incorporated by reference in this Prospectus:

    (1) The Company's Annual Report on Form 10-K for the fiscal year ended September 28, 1996, as amended; and

    (2) The Company's Quarterly Reports on Form 10-Q for the fiscal quarters ended December 28, 1996 and March 29, 1997; its Current Reports on Form 8-K dated October 13, 1996, October 30, 1996, November 11, 1996, January 20, 1997 and May 26, 1997; and its Current Reports on Form 8-K/A dated April 3, 1997 and July 14, 1997.

  All documents filed by the Company pursuant to sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the securities offered hereby shall be deemed to be incorporated by reference in this Prospectus. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  The Company hereby undertakes to provide without charge to each person to whom a copy of this Prospectus has been delivered, upon the written or oral request of such person, a copy of any or all of the documents referred to above which have been or may be incorporated in this Prospectus by reference, other than exhibits to such documents which are not specifically incorporated by reference into the information that this Prospectus incorporates. Requests for such copies should be directed to the Company's principal executive offices at: Central Garden & Pet Company, 3697 Mt. Diablo Boulevard, Lafayette, California 94549, Attn: Chief Financial Officer, (510) 283-4573.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Central Garden & Pet Company
  Independent Auditors' Report............................................. F-2
  Consolidated Balance Sheets, September 28, 1996, September 30, 1995 and
   March 29, 1997 (unaudited).............................................. F-3
  Consolidated Statements of Income for Fiscal Year Ended September 28,
   1996, the Nine-Month Period Ended September 30, 1995 and Fiscal Year
   Ended December 25, 1994 and the unaudited Six-Month Periods Ended March
   29, 1997 and March 30, 1996............................................. F-4
  Consolidated Statements of Shareholders' Equity for Fiscal Year Ended
   September 28, 1996, the Nine-Month Period Ended September 30, 1995 and
   Fiscal Year Ended December 25, 1994 and the unaudited Six-Month Period
   Ended March 29, 1997.................................................... F-5
  Consolidated Statements of Cash Flows for Fiscal Year Ended September 28,
   1996, the Nine-Month Period Ended September 30, 1995 and Fiscal Year
   Ended December 25, 1994 and the unaudited Six-Month Periods Ended March
   29, 1997 and March 30, 1996............................................. F-6
  Notes to Consolidated Financial Statements for Fiscal Year Ended
   September 28, 1996, the Nine-Month Period Ended September 30, 1995 and
   Fiscal Year Ended December 25, 1994 and the unaudited Six-Month Periods
   Ended March 29, 1997 and March 30, 1996................................. F-7

LOGO
                                   --------------------------------------------
                                   50 Fremont Street Telephone: (415) 247-4000
                                   San Francisco, California 94105-
                                   2230Facsimile: (415) 247-4329

                         INDEPENDENT AUDITORS' REPORT

Board of Directors
Central Garden & Pet Company
Lafayette, California

  We have audited the accompanying consolidated balance sheets of Central Garden & Pet Company (the "Company") and subsidiaries as of September 28, 1996 and September 30, 1995, and the related consolidated statements of income, shareholders' equity and cash flows for the fiscal year ended September 28, 1996, the nine-month period ended September 30, 1995 and the fiscal year ended December 25, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company and its subsidiaries as of September 28, 1996 and September 30, 1995, and the results of their operations and their cash flows for the fiscal year ended September 28, 1996, the nine-month period ended September 30, 1995 and the fiscal year ended December 25, 1994 in conformity with generally accepted accounting principles.

Deloitte & Touche LLP

November 15, 1996 (May 23, 1997 as to Note 12)

LOGO

                          CENTRAL GARDEN & PET COMPANY

                          CONSOLIDATED BALANCE SHEETS

                                         SEPTEMBER 30, SEPTEMBER 28,  MARCH 29,
                                             1995          1996         1997
                                         ------------- ------------- -----------
                                                                     (UNAUDITED)
                                                 (DOLLARS IN THOUSANDS)
                ASSETS
Current Assets:
 Cash..................................    $    143      $  1,272     $ 14,843
 Accounts receivable, less allowance
  for doubtful accounts of $4,161,
  $5,278 and $4,705....................      41,315        62,231      127,197
 Inventories...........................      69,425       169,835      270,722
 Prepaid expenses and other assets.....       5,751         7,132        8,401
                                           --------      --------     --------
    Total current assets...............     116,634       240,470      421,163
Land, Buildings, Improvements and
 Equipment:............................
 Land..................................         982           431          469
 Buildings and improvements............       6,031         3,450        6,882
 Transportation equipment..............       2,174         3,161        3,323
 Warehouse equipment...................       6,106         7,878       10,468
 Office furniture and equipment........       6,631         8,046       10,041
                                           --------      --------     --------
    Total..............................      21,924        22,966       31,183
Less accumulated depreciation and
 amortization..........................       9,846        11,502       15,233
                                           --------      --------     --------
    Land, buildings, improvements and
     equipment--net....................      12,078        11,464       15,950
Goodwill...............................      11,013        29,971       72,957
Other Assets...........................       2,955         1,759       13,686
                                           --------      --------     --------
    Total..............................    $142,680      $283,664     $523,756
                                           ========      ========     ========
 LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
 Notes payable.........................    $ 37,971      $ 27,904     $    600
 Accounts payable......................      45,120       104,049      247,761
 Accrued expenses......................       6,528        11,243       12,815
 Current portion of long-term debt.....       1,699         1,604          460
                                           --------      --------     --------
    Total current liabilities..........      91,318       144,800      261,636
Long-Term Debt.........................      11,130         7,635      117,025
Deferred Income Taxes and Other Long-
 Term Obligations......................       1,830         1,670        1,670
Commitments and Contingencies (Note 10)
Shareholders' Equity:
 Series A convertible preferred stock..         --            --           --
 Class B stock.........................          22            19           19
 Common stock..........................          36           125          131
 Additional paid-in capital............      28,267       111,228      121,821
 Retained earnings.....................      10,330        18,733       21,964
 Restricted stock deferred
  compensation.........................        (253)         (182)        (146)
 Treasury stock........................         --           (364)        (364)
                                           --------      --------     --------
    Total shareholders' equity.........      38,402       129,559      143,425
                                           --------      --------     --------
    Total..............................    $142,680      $283,664     $523,756
                                           ========      ========     ========

                See notes to consolidated financial statements.

                          CENTRAL GARDEN & PET COMPANY

                       CONSOLIDATED STATEMENTS OF INCOME

                                                                  SIX-MONTH PERIOD ENDED
                                                                  -----------------------
                         FISCAL YEAR   NINE MONTH    FISCAL YEAR
                            ENDED     PERIOD ENDED      ENDED
                         DECEMBER 25, SEPTEMBER 30, SEPTEMBER 28,  MARCH 30,   MARCH 29,
                             1994         1995          1996         1996        1997
                         ------------ ------------- ------------- ----------- -----------
                                                                  (UNAUDITED) (UNAUDITED)
                                     (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Net sales...............   $421,427     $373,734      $619,622     $260,132    $336,485
Cost of goods sold and
 occupancy..............    354,096      316,832       535,189      227,006     285,315
                           --------     --------      --------     --------    --------
 Gross profit...........     67,331       56,902        84,433       33,126      51,170
Selling, general and
 administrative
 expenses...............     58,489       48,075        66,945       29,922      42,844
                           --------     --------      --------     --------    --------
 Income from
  operations............      8,842        8,827        17,488        3,204       8,326
Interest expense --
 net....................     (5,642)      (5,891)       (4,061)      (2,452)     (2,749)
Other income (expense)
 -- net.................       (859)        (953)        1,038          --          --
                           --------     --------      --------     --------    --------
 Income before income
  taxes.................      2,341        1,983        14,465          752       5,579
Income taxes............        936          904         6,017          324       2,348
                           --------     --------      --------     --------    --------
Net income..............   $  1,405     $  1,079      $  8,448     $    428    $  3,231
                           ========     ========      ========     ========    ========
Net income per common
 and common equivalent
 share
 Fully diluted..........   $    .24     $    .18      $    .71     $    .04    $    .21
                           ========     ========      ========     ========    ========
 Primary................   $    .24     $    .18      $    .72     $    .04    $    .21
                           ========     ========      ========     ========    ========
Weighted average shares
 outstanding
 Fully diluted..........      5,947        6,050        11,904       10,441      15,284
                           ========     ========      ========     ========    ========
 Primary................      5,947        5,943        11,702       10,381      15,200
                           ========     ========      ========     ========    ========


                See notes to consolidated financial statements.

                          CENTRAL GARDEN & PET COMPANY

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                     SERIES A
                    CONVERTIBLE                                                                  RESTRICTED
                  PREFERRED STOCK      CLASS B STOCK      COMMON STOCK     ADDITIONAL              STOCK      TREASURY STOCK
                  ------------------  ----------------- ------------------  PAID-IN   RETAINED    DEFERRED   -----------------
                  SHARES    AMOUNT     SHARES    AMOUNT   SHARES    AMOUNT  CAPITAL   EARNINGS  COMPENSATION  SHARES   AMOUNT
                  -------   --------  ---------  ------ ----------  ------ ---------- --------  ------------ --------  -------
                                                             (DOLLARS IN THOUSANDS)
Balance,
December 26,
1993............                      3,800,000   $38    2,795,120   $ 28   $ 29,644  $11,889     $(1,260)   (684,234) $(4,980)
Amortization,
restricted stock
deferred
compensation....                                                                                      405
Treasury stock..                                                                                              (85,159)    (802)
Conversion of
Class B stock
into common
stock...........                       (449,383)  (5)      449,383      5
Cancellation of
Class B stock...                       (143,949)  (1)                           (710)                 365
Issuance of
common stock....                                            35,600    --         354
Issuance of
common stock
held in escrow
to purchase
subsidiary (1)..                                           100,000      1
Net income......                                                                        1,405
                   -------   -------- ---------   ---   ----------   ----   --------  -------     -------    --------  -------
Balance,
December 25,
1994............                      3,206,668    32    3,380,103     34     29,288   13,294        (490)   (769,393)  (5,782)
Amortization,
restricted stock
deferred
compensation....                                                                                      237
Treasury stock..                                                                                              (49,185)    (256)
Retirement of
treasury stock..                       (809,578)   (8)      (9,000)           (1,987)  (4,043)                818,578    6,038
Conversion of
Class B stock
into common
stock...........                       (218,216)   (2)     218,216      2
Issuance of
common stock....                                            17,645    --          66
Issuance of
preferred
stock...........       100        --                                             900
Net income......                                                                        1,079
                   -------   -------- ---------   ---   ----------   ----   --------  -------     -------    --------  -------
Balance,
September 30,
1995............       100        --  2,178,874    22    3,606,964     36     28,267   10,330        (253)        --       --
Amortization,
restricted stock
deferred
compensation....                                                                                       71
Treasury stock..                                                                                              (26,000)    (364)
Conversion of
Class B stock
into common
stock...........                       (245,299)   (3)     245,299      3
Issuance of
common stock....                                         8,710,258     86     82,961
Net income......                                                                        8,448
Preferred
dividends paid..                                                                          (45)
                   -------   -------- ---------   ---   ----------   ----   --------  -------     -------    --------  -------
Balance,
September 28,
1996............       100        --  1,933,575    19   12,562,521    125    111,228   18,733        (182)    (26,000)    (364)
                   -------   -------- ---------   ---   ----------   ----   --------  -------     -------    --------  -------
Amortization,
restricted stock
deferred
compensation....                                                                                       36
Treasury stock..
Conversion of
Class B stock
into common
stock...........                        (70,408)            70,408      1
Issuance of
common stock....                                           505,942      5     10,593
Net income......                                                                        3,231
Preferred
dividends paid..
                   -------   -------- ---------   ---   ----------   ----   --------  -------     -------    --------  -------
Balance, March
29, 1997
(unaudited).....       100   $    --  1,863,167   $19   13,138,871   $131   $121,821  $21,964     $  (146)    (26,000) $ (364)
                   =======   ======== =========   ===   ==========   ====   ========  =======     =======    ========  =======

                         TOTAL
                        -------
Balance,
December 26,
1993............         $ 35,359
Amortization,
restricted stock
deferred
compensation....              405
Treasury stock..             (802)
Conversion of
Class B stock
into common
stock...........
Cancellation of
Class B stock...             (346)
Issuance of
common stock....              354
Issuance of
common stock
held in escrow
to purchase
subsidiary (1)..                1
Net income......            1,405
                         --------
Balance,
December 25,
1994............           36,376
Amortization,
restricted stock
deferred
compensation....              237
Treasury stock..             (256)
Retirement of
treasury stock..              --
Conversion of
Class B stock
into common
stock...........
Issuance of
common stock....               66
Issuance of
preferred
stock...........              900
Net income......            1,079
                         --------
Balance,
September 30,
1995............           38,402
Amortization,
restricted stock
deferred
compensation....               71
Treasury stock..             (364)
Conversion of
Class B stock
into common
stock...........              --
Issuance of
common stock....           83,047
Net income......            8,448
Preferred
dividends paid..              (45)
                         --------
Balance,
September 28,
1996............          129,559
                         --------
Amortization,
restricted stock
deferred
compensation....               36
Treasury stock..              --
Conversion of
Class B stock
into common
stock...........                1
Issuance of
common stock....           10,598
Net income......            3,231
Preferred
dividends paid..              --
                         --------
Balance, March
29, 1997
(unaudited).....         $143,425
                         ========

                See notes to consolidated financial statements.

                          CENTRAL GARDEN & PET COMPANY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                         FISCAL YEAR   NINE MONTH    FISCAL YEAR  SIX MONTH PERIOD ENDED
                            ENDED     PERIOD ENDED      ENDED     -----------------------
                         DECEMBER 25, SEPTEMBER 30, SEPTEMBER 28,  MARCH 30,   MARCH 29,
                             1994         1995          1996         1996        1997
                         ------------ ------------- ------------- ----------- -----------
                                                                  (UNAUDITED) (UNAUDITED)
                                                  (IN THOUSANDS)
Cash flows from
 operating activities:
 Net income.............   $ 1,405       $ 1,079       $ 8,448      $   428     $ 3,231
 Adjustments to
  reconcile net income
  to net cash provided
  (used) by operating
  activities:
  Depreciation and
   amortization.........     2,526         1,817         3,057        1,616       1,703
  Deferred taxes
   (benefit) on income..      (996)          590           596          --          --
  Gain on sale of land,
   building and
   improvements.........       --            --           (260)        (305)        --
  Changes in assets and
   liabilities:
   Receivables..........     1,664        (4,549)      (15,959)     (49,533)    (61,026)
   Inventories..........    (1,314)       38,208       (89,454)     (40,726)    (89,534)
   Prepaid expenses and
    other assets........    (1,495)         (683)         (154)         483      (3,421)
   Accounts payable.....     3,060       (23,147)       57,750       66,278     142,803
   Accrued expenses.....     1,650        (2,824)        4,166        4,353         858
   Other long-term
    obligations.........       556           (55)         (595)           6         --
                           -------       -------       -------      -------     -------
    Net cash provided
     (used) by operating
     activities.........     7,056        10,436       (32,405)     (17,400)     (5,386)
Cash flows from
 investing activities:
 Additions to land,
  buildings,
  improvements and
  equipment.............      (759)       (2,781)       (3,015)      (2,199)     (2,280)
 Proceeds from sale of
  land, buildings,
  improvements and
  equipment.............       400           --          3,676        3,600         --
 Payments to acquire
  companies, net of cash
  acquired..............   (13,989)       (1,341)      (34,950)         --      (53,232)
                           -------       -------       -------      -------     -------
    Net cash provided
     (used) by investing
     activities.........   (14,348)       (4,122)      (34,289)       1,401     (55,512)
Cash flows from
 financing activities:
 Proceeds (repayments)
  from notes payable,
  net...................    12,900        (5,212)      (10,067)     (17,142)    (27,304)
 Payments on long-term
  debt..................    (3,313)       (1,980)       (3,590)      (2,572)    (10,662)
 Payments to reacquire
  stock.................      (802)         (117)         (364)         --          --
 Payments on notes
  payable to affiliate..    (1,503)          --            --           --          --
 Proceeds from issuance
  of long-term debt.....       --            --            --           --      111,836
 Proceeds from issuance
  of stock..............       --            966        81,889       35,709         599
 Dividends paid.........       --            --            (45)         --          --
                           -------       -------       -------      -------     -------
    Net cash provided
     (used) by financing
     activities.........     7,282        (6,343)       67,823       15,995      74,469
Net increase (decrease)
 in cash................       (10)          (29)        1,129           (4)     13,571
Cash at beginning of
 period.................       182           172           143          143       1,272
                           -------       -------       -------      -------     -------
Cash at end of period...   $   172       $   143       $ 1,272      $   139     $14,843
                           =======       =======       =======      =======     =======
Supplemental
 information:
 Cash paid for
  interest..............   $ 4,597       $ 5,654       $ 3,141      $ 1,542     $ 2,633
 Cash paid for income
  taxes.................     2,171         1,125         4,115           17         229
 Conversion of accounts
  payable to long-term
  debt..................       --          5,885           --           --          --
 Assets (excluding cash)
  acquired through
  purchase of
  subsidiaries..........    28,076         1,341        18,169          --       28,589
 Liabilities assumed
  through purchase of
  subsidiaries..........    17,924           --          2,318          --        5,531

                See notes to consolidated financial statements.

                         CENTRAL GARDEN & PET COMPANY

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     FISCAL YEAR ENDED SEPTEMBER 28, 1996,
                  NINE-MONTH PERIOD ENDED SEPTEMBER 30, 1995
                    AND FISCAL YEAR ENDED DECEMBER 25, 1994
     SIX-MONTH PERIODS ENDED MARCH 29, 1997 AND MARCH 30, 1996 (UNAUDITED)

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

  Organization -- Central Garden & Pet Company, a Delaware corporation (the "Company"), is the leading national distributor of lawn and garden and pet supply products as well as a major distributor of pool supplies. The Company's business strategy is to capitalize on its national presence, comprehensive product selection, menu of value-added services and efficient operations. Utilizing these capabilities, the Company strives to develop and enhance servicing relationships with both large national and regional retailers as well as manufacturers.

  The Solaris Agreement -- The Company entered into an agreement effective October 1, 1995 with The Solaris Group ("Solaris"), a strategic business unit of Monsanto Company, the manufacturer of Ortho, Round-up and Green Sweep lawn and garden products (the "Solaris Agreement"). Under the Solaris Agreement, which has an initial four year term, the Company, in addition to serving as the master agent and master distributor for sales of Solaris products, provides a wide range of value-added services including logistics, order processing and fulfillment, inventory distribution and merchandising. However, Solaris continues to negotiate its sales prices directly with its direct sales accounts. The Solaris Agreement provides for the Company to be reimbursed for costs incurred in connection with services provided to Solaris' direct sales accounts and to receive payments based on the growth of sales of Solaris products. The Company will also share with Solaris in the economic benefits of certain cost reductions, to the extent achieved.

  Basis of Consolidation and Presentation -- The consolidated financial statements include the accounts of the Company and its subsidiaries. All transactions between the consolidated companies are eliminated.

  Use of Estimates -- The preparation of financial statements in conformity with generally accepted accounting principles requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Revenue Recognition -- Sales are recorded at the time merchandise is shipped from the Company's warehouses. Merchandise returns are recognized when approved for return.

  Income Taxes are accounted for under the liability method in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. Deferred income taxes result primarily from bad debt allowances, inventory reserves, depreciation and nondeductible reserves.

  Inventories, which primarily consist of garden products and pet supplies finished goods are stated at the lower of FIFO cost or market. Cost includes certain indirect purchasing, merchandise handling and storage costs.

  Land, buildings, improvements and equipment are stated at cost. Depreciation is computed by the straight-line method over thirty years for buildings. Improvements are amortized on a straight-line basis over the shorter of the useful life of the asset or the terms of the related leases. Depreciation on equipment is computed by the straight-line and accelerated methods over the estimated useful lives of 3 to 10 years.

                         CENTRAL GARDEN & PET COMPANY

  Goodwill is amortized using the straight-line method over periods ranging from 20 to 40 years. The Company reviews goodwill periodically for potential impairment by comparing the carrying amount to the expected future cash flows of acquired entities over the remaining amortization period. Accumulated amortization totaled $2,288,000 and $1,653,000 at September 28, 1996 and September 30, 1995, respectively.

  Net income per common and common equivalent share is computed based on the total weighted average number of Class B shares and common shares outstanding during the year plus common stock equivalents.

  Unaudited Interim Information -- The financial information with respect to the six-month periods ended March 29, 1997 and March 30, 1996 is unaudited. In the opinion of management, such information contains all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results of such periods. The results of operations for the six-month period ended March 29, 1997 are not necessarily indicative of the results to be expected for the full year.

  Fiscal Year -- In 1995, the Company changed its fiscal year end to the last Saturday in September.

  Reclassifications -- Certain 1994 and 1995 balances have been reclassified to conform with the 1996 presentation.

  New Accounting Pronouncements -- In March 1995, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 121, Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, which requires a company to review the carrying value of long-lived assets and certain intangibles for impairment when events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. This standard is effective for the Company's 1997 fiscal year. The Company has not yet determined the effects SFAS No. 121 will have on its financial position or the results of its operations.

  In October 1995, the FASB issued SFAS No. 123, Accounting for Stock-Based Compensation, which will be effective for the Company's 1997 fiscal year. SFAS No. 123 allows companies which have stock-based compensation arrangements with employees to adopt a new fair-value basis of accounting for stock options and other equity instruments, or to continue to apply the existing accounting required by Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees and disclose the proforma impact of adoption in the footnotes to the financial statements. The Company intends to continue to account for stock-based compensation arrangements under APB Opinion No. 25 and, therefore, management does not believe that the effect of implementing this standard will be material to the Company's financial position, results of operations or cash flows.

2. ACQUISITIONS

  On December 29, 1993, the Company acquired substantially all of the assets and assumed certain of the liabilities of Aquarium Supplies Unlimited ("ASU") which prior to that date was a Chapter 11 Debtor-In-Possession. ASU is a distributor of pet supplies, principally in the Southern California market. The cash purchase price of $3,996,000 was less than net assets acquired by $341,000.

  During the first half of 1994, the Company acquired the lawn and garden distribution operations of Tony's Gas & Chemical House, Inc. ("Tony's"); the lawn and garden distribution operations of Esco Distributors ("Esco") and acquired the pet supply distribution operations of Rumford Aquarium, Inc. ("Rumford"). The aggregate cash purchase price of these acquisitions was approximately $10,322,000, which exceeded the fair market value of the net assets acquired by $3,578,000, which was recorded as goodwill.

                         CENTRAL GARDEN & PET COMPANY

  On April 14, 1995, the Company acquired substantially all of the assets of Valley Pet Supply, Inc. ("Valley"), which was prior to that date a Chapter 11 Debtor-In-Possession. Valley was a distributor of pet supplies in California and parts of Oregon and Washington. The purchase price was $1,341,000, which exceeded net assets acquired by $345,000, which was recorded as goodwill.

  On July 12, 1996, the Company acquired the pet supply distribution operations of Kenlin Pet Supply, Inc. ("Kenlin") and Longhorn Pet Supply ("Longhorn"). The aggregate cash purchase price of these acquisitions was approximately $34,560,000, which exceeded the fair market value of the net assets acquired by $18,540,000, which was recorded as goodwill.

  Unaudited Pro Forma Results of Operations -- The following table summarizes on a pro forma basis the combined results of operations of the Company and its subsidiaries for fiscal year 1996 and the nine-month period ended September 30, 1995 as if the fiscal year 1996 acquisition of Kenlin was made on December 26, 1994. The pro forma results of operations also reflect pro forma adjustments for stock issued to facilitate the acquisition of Kenlin, adjustments to conform inventory methods and facilities costs, and for the amortization of goodwill. Although this pro forma combined information includes the results of operations of Kenlin, it does not necessarily reflect the results of operations that would have occurred had Kenlin been managed by the Company prior to its acquisition.

                                                    FISCAL YEAR   NINE-MONTH
                                                       ENDED     PERIOD ENDED
                                                   SEPTEMBER 28, SEPTEMBER 30,
                                                       1996          1995
                                                   ------------- -------------
                                                      (IN THOUSANDS, EXCEPT
                                                       PER SHARE AMOUNTS)
      Net sales...................................   $675,502      $420,691
      Gross profit................................     97,840        67,808
      Income from operations......................     20,945        11,395
      Income before income taxes..................     17,055         3,734
      Net income..................................   $  9,941      $  2,064
                                                     ========      ========
      Net income per common and common equivalent
       share:
        Fully diluted.............................   $   0.72      $   0.26
                                                     ========      ========
        Primary...................................   $   0.73      $   0.26
                                                     ========      ========

3. CONCENTRATION OF CREDIT RISK AND SIGNIFICANT CUSTOMERS AND SUPPLIERS

  Customer Concentration -- Approximately 47%, 52% and 50% of the Company's net sales for fiscal year 1994, the nine-month period ended September 30, 1995 and fiscal year 1996, respectively, were derived from sales to the Company's top ten customers. The Company's largest customer accounted for approximately 19%, 22% and 23% of the Company's net sales for fiscal year 1994, the nine-month period ended September 30, 1995 and fiscal year 1996, respectively. The Company's second largest customer accounted for approximately 7%, 10% and 11% of the Company's net sales for fiscal year 1994, the nine-month period ended September 30, 1995 and fiscal year 1996, respectively. The loss of, or significant adverse change in, the relationship between the Company and these two customers could have a material adverse effect on the Company's business and financial results. The loss of or reduction in orders from any significant customer, losses arising from customer disputes regarding shipments, fees, merchandise condition or related matters, or the Company's inability to collect accounts receivable from any major customer could have a material adverse impact on the Company's business and financial results.

                         CENTRAL GARDEN & PET COMPANY

  Supplier Concentration -- While the Company purchases products from over 1,000 different manufacturers and suppliers, approximately 59% of the Company's net sales in fiscal year 1996 were derived from products purchased from the Company's five largest suppliers. The Company believes that approximately 29% of the Company's net sales for the nine-month period ended September 30, 1995 and 44% of the Company's net sales during fiscal year 1996 were derived from sales of products purchased from Solaris, the Company's largest supplier. Because of the dependence of the Company on sales of Solaris products, future changes implemented by Solaris to its marketing and sales programs or any overall decrease in the sales of Solaris products could have a material adverse effect on the Company.

4. ACCOUNTS AND NOTES PAYABLE

  The Company has a line of credit providing for aggregate borrowings of up to $75,000,000, which expires on July 12, 1998. The available amount under the line of credit fluctuates based upon a specific asset borrowing base. At September 30, 1995 and September 28, 1996, balances of $33,870,000 and $27,904,000, respectively, were outstanding under this agreement, bearing interest at a rate related to the prime rate (9.5% at September 30, 1995 and 9.0% at September 28, 1996). Available borrowings at September 30, 1995 and September 28, 1996 were $19,840,000 and $47,096,000, respectively. This line is secured by substantially all of the Company's assets, and contains certain financial covenants requiring maintenance of minimum levels of working capital and net worth, and restricts the Company's ability to pay dividends. The Company was in compliance with such covenants at September 30, 1995 and September 28, 1996.

  The Company had an additional line of credit of $6,000,000 with another lender as a result of its 1993 acquisition of CGS Distributing Inc. that was paid off in 1996. At September 30, 1995, $4,100,000 was outstanding under this agreement, bearing interest (9.25% at September 30, 1995) at a rate related to the prime rate. The line was secured by substantially all of the assets of the acquired distributor and contained certain financial covenants. The Company was in compliance with such covenants at September 30, 1995.

  Under the covenants in the Company's principal credit agreement described above, dividends can only be paid if there is no material default of any of the covenants contained in the agreement. The amount of such dividends shall not exceed the prior year's net income and the aggregate amount of all dividends paid from June 12, 1992 through June 12, 1998 is limited to approximately $4.5 million. Such restrictions would have limited dividends in 1996 to $1.1 million.

                          CENTRAL GARDEN & PET COMPANY

5. LONG-TERM DEBT
  Long-term debt consisted of the following:

                                         SEPTEMBER 30, SEPTEMBER 28,  MARCH 29,
                                             1995          1996         1997
                                         ------------- ------------- -----------
                                                                     (UNAUDITED)
                                                     (IN THOUSANDS)
Convertible Subordinated Notes,
 interest at 6% payable
 semi-annually, principal due 2003.....                               $115,000
Mortgage note payable, interest at
 8.25% payable monthly through 2003....                                  1,300
Note payable to a former owner of an
 acquired company, interest at 8.25%,
 payable monthly through 1999..........                                    985
Note payable to a former owner of an
 acquired company, interest at 10%,
 payable quarterly, principal due
 2000..................................                                    200
Note payable to Weyerhaeuser
 Corporation, discounted at 10.25%
 imputed rate, interest due in
 quarterly installments, principal due
 in annual installments through 1999,
 secured by certain inventory and
 equipment.............................     $ 3,750       $2,750           --
Note payable to a former supplier,
 interest at 10% and principal due
 March 1998............................       5,885        5,885           --
Note payable to former shareholder,
 interest at 1% under prime (7.75% at
 September 30, 1995; 7.25% at September
 28, 1996), principal and interest due
 in annual installments to 1997,
 secured by stock of the principal
 shareholder...........................       1,200          600           --
Note payable to bank, interest based on
 a formula (8.125% at September 30,
 1995), principal repaid in 1996.......       1,889          --            --
Note payable to bank, interest based on
 a formula (9.5% at September 30,
 1995), principal repaid in 1996.......          78          --            --
Other notes payable....................          27            4           --
                                            -------       ------      --------
  Total................................      12,829        9,239       117,485
Less current portion of long-term debt        1,699        1,604           460
                                            -------       ------      --------
    Total..............................     $11,130       $7,635      $117,025
                                            =======       ======      ========

  Principal repayments on long-term debt are scheduled as follows:

                                                       SEPTEMBER 28,  MARCH 29,
                                                           1996         1997
                                                       ------------- -----------
                                                                     (UNAUDITED)
                                                            (IN THOUSANDS)
Fiscal year:
 1997.................................................    $1,604
 1998.................................................     6,885      $    460
 1999.................................................       750           685
 2000.................................................                     640
 2001.................................................                     200
 2002.................................................                     200
 Thereafter...........................................                 115,300
                                                          ------      --------
    Total.............................................    $9,239      $117,485

                         CENTRAL GARDEN & PET COMPANY

6. OPERATING LEASES

  The Company has operating lease agreements principally for office and warehouse facilities and equipment. Such leases have remaining terms, inclusive of renewal options, of 1 to 8 years. Rent expense for all operating leases amounted to $5,903,000 for fiscal year 1994, $6,437,000 for the nine-month period ended September 30, 1995, and $9,896,000 for fiscal year 1996.

  Certain facility leases have renewal options and provide for additional rent based upon increases in the Consumer Price Index.

  Aggregate minimum annual payments on noncancelable operating leases at September 28, 1996 are as follows:

                                                                  (IN THOUSANDS)
      Fiscal year:
       1997......................................................    $ 8,006
       1998......................................................      6,921
       1999......................................................      5,169
       2000......................................................      3,825
       2001......................................................      3,313
       Thereafter ...............................................      2,309
                                                                     -------
          Total..................................................    $29,543

7. INCOME TAXES

  The provision for income taxes consists of the following:

                                           FISCAL     NINE MONTH      FISCAL
                                         YEAR ENDED  PERIOD ENDED   YEAR ENDED
                                        DECEMBER 25, SEPTEMBER 30, SEPTEMBER 28,
                                            1994         1995          1996
                                        ------------ ------------- -------------
   Current:
    Federal............................    $1,530        $187         $4,523
    State..............................       402         127          1,040
                                           ------        ----         ------
   Total...............................     1,932         314          5,563
   Deferred............................      (996)        590            454
                                           ------        ----         ------
       Total...........................    $  936        $904         $6,017
                                           ======        ====         ======

  A reconciliation of the statutory federal income tax rate with the Company's effective income tax rate is as follows:

                                          FISCAL     NINE MONTH      FISCAL
                                        YEAR ENDED  PERIOD ENDED   YEAR ENDED
                                       DECEMBER 25, SEPTEMBER 30, SEPTEMBER 28,
                                           1994         1995          1996
                                       ------------ ------------- -------------
   Statutory rate....................       34%           34%           34%
   State income taxes, net of federal
    benefit..........................        5             5             5
   Nondeductible expenses............        5             9             6
   Other.............................      (4)           (3)           (3)
                                           ---           ---           ---
   Effective tax rate................       40%           45%           42%
                                           ===           ===           ===

                         CENTRAL GARDEN & PET COMPANY

  Deferred income taxes reflect the impact of "temporary differences" between amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws. Temporary differences and carryforwards which give rise to deferred tax assets and liabilities are as follows:

                                      SEPTEMBER 30, 1995   SEPTEMBER 28, 1996
                                     -------------------- --------------------
                                     DEFERRED  DEFERRED   DEFERRED  DEFERRED
                                       TAX        TAX       TAX        TAX
                                      ASSETS  LIABILITIES  ASSETS  LIABILITIES
                                     -------- ----------- -------- -----------
   Current:
    Allowance for doubtful accounts
     receivable.....................  $1,204               $1,036
    Inventory reserves..............     972                  910
    Prepaid expenses................            $  239               $  219
    Nondeductible reserves..........     888                  837
    Net operating loss
     carryforwards..................     139                   97
    Other...........................      29        86        460
                                      ------    ------     ------    ------
       Total........................   3,232       325      3,340       219
   Valuation allowance..............     (25)                 (25)
                                      ------    ------     ------    ------
   Current..........................   3,207       325      3,315       219
   Noncurrent:
    Adoption of FIFO inventory
     method.........................               639                  321
    Depreciation....................               978                1,248
    Other...........................                60                  132
                                      ------    ------     ------    ------
   Noncurrent.......................     --      1,677        132     1,569
                                      ------    ------     ------    ------
       Total........................  $3,207    $2,002     $3,447    $1,788
                                      ======    ======     ======    ======


8. SHAREHOLDERS' EQUITY

  At September 28, 1996, there were 1,000 shares of Series A convertible preferred stock ($.01 par value) authorized, of which 100 were outstanding. In July 1995, in connection with an agreement to become the master agent and distributor for Solaris, the Company received from Monsanto Company $900,000 in exchange for its issuance of 100 shares of Series A convertible preferred stock and a warrant to purchase up to 500,000 shares of common stock with an exercise price of $9.00 per share. Each share of Series A convertible preferred stock is entitled to a liquidation preference of $9,000 per share, is convertible into 1,000 shares of common stock, is entitled to an annual 5% cumulative dividend, votes together with common stock, and has a number of votes equal to the number of shares of common stock into which it is convertible. The warrant expires on the earlier of the tenth anniversary of the Solaris Agreement or the expiration or termination of the Solaris Agreement.

  At September 28, 1996, there were 3,000,0000 shares of Class B stock ($.01 par value) authorized, of which 1,933,575 were outstanding. The voting powers, preferences and relative rights of the Class B stock are identical to common stock in all respects except that (i) the holders of common stock are entitled to one vote per share and the holders of Class B stock are entitled to the lesser of ten votes per share or 49% of the total votes cast, (ii) stock dividends on common stock may be paid only in shares of common stock and stock dividends on Class B stock may be paid only in shares of Class B stock and
(iii) shares of Class B stock have certain conversion rights and are subject to certain restrictions on ownership and transfer. Each share of Class B stock is convertible into one share of common stock, at the option of the holder. Additional shares of Class B stock may only be issued with majority approval of the holders of the common stock and Class B stock, voting as separate classes.

                         CENTRAL GARDEN & PET COMPANY

  At September 28, 1996, there were 40,000,000 shares of common stock ($.01 par value) authorized, of which 12,536,521 were outstanding.

  On November 15, 1995, the Company completed an offering of 5,750,000 shares of its common stock at $6.75 per share before deduction for underwriting commission and expenses related to the offering. The net proceeds were used to reduce the Company's borrowings under its principal line of credit.

  On July 19, 1996, the Company completed its third public stock offering which consisted of 2,752,500 shares of its common stock at $18.00 per share before deduction for underwriting commission and expenses related to the offering. The net proceeds were used to repay the Company's borrowings (including borrowings used for the Kenlin acquisition) under its principal line of credit.

  In 1993, the Company adopted the Omnibus Equity Incentive Plan (the "Plan") which provided for the grant of options to key employees and consultants of the Company for the purchase of up to an aggregate of 900,000 shares of common stock of the Company. In 1995, the Company amended the Plan to increase the number of shares authorized for issuance by an additional 300,000 and in 1996, the Company further amended the Plan to increase the number of shares authorized for issuance by an additional 800,000. The Plan is administered by the Audit and Compensation Committee of the Board of Directors, comprised of outside independent directors only, who determine individual awards to be granted, vesting and exercise of share conditions. Option activity under the Plan is as follows:

                                                    OPTIONS OUTSTANDING
                                              ----------------------------------
                                               SHARES                  PRICE
                                              AVAILABLE   SHARES     PER SHARE
                                              ---------  --------  -------------
   Balance at December 26, 1993..............  827,906     72,094  $9.75-3.75
   Options granted in 1994................... (301,780)   301,780  $9.75-1.30
   Options cancelled in 1994.................   12,995    (12,995) $3.75
                                              --------   --------  -------------
   Balance at December 25, 1994..............  539,121    360,879  $9.75-1.30
   Authorized................................  300,000
   Options granted in 1995................... (236,500)   236,500  $5.125-3.31
   Options exercised in 1995.................             (17,645) $3.75-1.30
   Options cancelled in 1995.................    9,183     (9,183) $3.75-1.30
                                              --------   --------  -------------
   Balances at September 30, 1995............  611,804    570,551  $9.75-1.30
   Authorized................................  800,000
   Options granted in 1996................... (458,500)   458,500  $19.625-6.125
   Options exercised in 1996.................            (148,016) $4.00-1.30
   Options cancelled in 1996.................    4,500     (4,500) $5.125-3.31
                                              --------   --------  -------------
   Balances at September 28, 1996............  957,804    876,535  $19.625-1.30
                                              ========   ========  =============

  The 1994 options granted vest one year from date of grant and can be exercised in full at any time thereafter during the following four years. Certain of the 1995 and 1996 options granted vest in full over periods ranging from 3 to 6 years and can be exercised in full at any time thereafter, while other 1995 and 1996 options granted vest on a straight-line basis over periods ranging from 3 to 8 years and can be exercised at any time thereafter during the following year. Options totaling 112,795 were exercisable at September 28, 1996.

  The Company has a 401(k) plan to which it contributed $198,000 for fiscal year 1994, $148,000 for the nine-month period ended September 30, 1995 and accrued $209,000 for fiscal year 1996.

                         CENTRAL GARDEN & PET COMPANY

 9. TRANSACTIONS WITH RELATED PARTIES

  The Company leases certain warehouse facilities and equipment from related entities which are controlled by the Company's principal shareholder. Rental expense under these leases totaled $115,000 for fiscal year 1994, $116,000 for the nine-month period ended September 30, 1995 and $156,000 for fiscal year 1996.

10. BATON ROUGE FIRE

  On July 14, 1992, the Company's warehouse in Baton Rouge, Louisiana and two adjoining warehouse spaces leased by third parties were damaged as the result of a fire that originated while an environmental contractor was removing broken containers of a swimming pool water purifier maintained in the Company's inventory. The warehouse was one of the Company's smallest and the inventory, although substantially damaged, was an immaterial portion of the Company's total inventories at that time.

  The lawsuits arising out of the fire were settled in September 1996, and in connection with the settlement the Company recorded approximately $1 million as other income.

  The Company is not currently a party to any material litigation.

11. SELECTED CONSOLIDATED INCOME STATEMENT DATA (UNAUDITED)

  The following selected consolidated income statement data have been derived from the unaudited consolidated financial statements of the Company. In the opinion of management, the unaudited selected data shown below have been prepared on the same basis as the audited consolidated statements of income included herein and include adjustments only of a normal recurring nature.

                                                    NINE MONTHS  TWELVE MONTHS
                                                       ENDED         ENDED
                                                   SEPTEMBER 25, SEPTEMBER 30,
                                                       1994          1995
                                                   ------------- -------------
                                                     (AMOUNTS IN THOUSANDS,
                                                        EXCEPT PER SHARE)
      Sales.......................................   $358,138      $437,023
      Gross profit................................     57,524        66,709
      Selling, general and administrative
       expenses...................................     45,380        61,184
      Income from operations......................     12,144         5,524
      Income taxes................................      2,965        (1,125)
      Net income (loss)...........................      4,431        (1,947)
      Net income (loss) per common and common
       equivalent share:..........................
       Fully diluted..............................       0.75         (0.33)
       Primary....................................       0.75         (0.33)

12. SUBSEQUENT EVENTS

  On November 15, 1996, the Company sold in a private placement $115,000,000 aggregate principal amount of 6% Convertible Subordinated Notes due 2003. The net proceeds of the offering were used for repayment of short- and long-term indebtedness and for acquisitions and general corporate purposes.

  On February 21, 1997, the Company's wholly owned Kenlin Pet Supply subsidiary acquired the pet supplies business of Country Pet Supply, N.W., Inc., a distributor of pet supply and pet food products in Florida, Georgia, Alabama and South Carolina.

  On January 20, 1997, the Company acquired Four Paws Products, Ltd., a manufacturer of branded dog, cat, reptile and small animal products that are distributed throughout the United States, Canada, Europe and Asia.

  On March 4, 1997, the Company acquired an equity interest in Commerce, a distributor of lawn and garden products to customers in the middle Atlantic and New England markets.

  On May 5, 1997, the Company acquired Ezell Nursery Supply, Inc., a distributor of lawn and garden, barbecue and patio products in California, Arizona, Nevada, New Mexico and Texas.

  On May 23, 1997 the Company completed its acquisition of the United States and Canada flea and tick business of Sandoz Argo, Inc. The acquisition includes all methoprene-based products produced by Sandoz for use in the U.S. and Canada, and certain other specialty products. The Company will proceed with its joint development, marketing and distribution agreement with Hoechst Roussel Vet. Under the agreement, the Company will license exclusive U.S. and Canadian sales and marketing rights for the Vet-Kem(R) line of flea and tick products. Hoechst Roussel Vet and the Company have also agreed to certain joint development efforts. The Company will retain exclusive rights to market any new products arising from these efforts to the mass market.

                                     *****

                              [Inside Back Cover]

[Four pictures of Central Garden & Pet products with the following caption in the lower right hand corner:

                                       1
                         Solaris brands, brands owned
                         by Central Garden & Pet and other
                         brands distributed by Central
                         Garden & Pet.

                                     2 3 4
                         Brands owned by Central
                         Garden & Pet.]

================================================================================

 NO PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH THE OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON OR BY ANYONE IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                                 -----------

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Prospectus Summary.......................................................   3
Risk Factors.............................................................   7
The Company..............................................................  12
Use of Proceeds..........................................................  12
Dividend Policy..........................................................  13
Price Range of Common Stock..............................................  13
Capitalization...........................................................  14
Selected Consolidated Financial and Operating Data.......................  15
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  16
Business.................................................................  23
Management...............................................................  35
Selling Stockholders.....................................................  37
Description of Capital Stock.............................................  38
Underwriting.............................................................  41
Shares Eligible for Future Sale..........................................  42
Legal Matters............................................................  43
Experts..................................................................  43
Additional Information...................................................  44
Available Information....................................................  44
Incorporation of Certain Documents by Reference..........................  44
Index to Consolidated Financial Statements............................... F-1

================================================================================



================================================================================

                               5,000,000 Shares

                          [LOGO CENTRAL GARDEN & PET]

                                  COMMON STOCK

                                 -----------

                                  PROSPECTUS

                                 -----------

                              Alex. Brown & Sons
                                 INCORPORATED

                               Hambrecht & Quist

                              Merrill Lynch & Co.

                     Wasserstein Perella Securities, Inc.

                                 July 29, 1997

================================================================================